THUS Group plc
1-2 Berkeley Square
99 Berkeley Street
Glasgow G3 7HR
T 0141 565 6000
F 0141 270 9005
www.thus.net

03037709

thus

19 November 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

THUS Group plc (File No. 82-5260)
Rule 12g3-2b(iii) Submission

On behalf of THUS Group plc (the "Company"), and pursuant to the provisions of Rule 12g-2(b)(iii) of the Securities Exchange Act 1934, please find enclosed herewith:

(1) Copies of all announcements made by the Company to the London Stock Exchange from 10 May 2003 to date, and

(2) A list of U.S. holders of shares in the Company as at 31 October 2003.

(3) A copy of this letter which I request that you date stamp and return in the self-addressed envelope also enclosed herewith.

If you have any questions regarding the enclosed submission please contact me at the number referred to below. Thank you for your co-operation and attention to this matter.

Yours faithfully

D. Rooney
David Macleod
Company Secretary

Enc.

THUS Group plc
1-2 Berkeley Square
99 Berkeley Street
Glasgow G3 7HR
T 0141 565 6000
F 0141 270 9005
www.thus.net

thus

SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C. 155 SECTION

19 November 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Dear Sirs

THUS Group plc (File No. 82-5260)
Rule 12g3-2b(iii) Submission

On behalf of THUS Group plc (the "Company"), and pursuant to the provisions of Rule 12g-2(b)(iii) of the Securities Exchange Act 1934, please find enclosed herewith:

(1) Copies of all announcements made by the Company to the London Stock Exchange from 10 May 2003 to date, and

(2) A list of U.S. holders of shares in the Company as at 31 October 2003.

(3) A copy of this letter which I request that you date stamp and return in the self-addressed envelope also enclosed herewith.

If you have any questions regarding the enclosed submission please contact me at the number referred to below. Thank you for your co-operation and attention to this matter.

Yours faithfully

PP D. Rainey
David Macleod
<u>Company Secretary</u>

Enc.

THUS Group plc
Registered Office: 1/2 Berkeley Square
99 Berkeley Street Glasgow G3 7HR
Registered in Scotland No: SC226738

28 May 2003

THUS Reduces Loan Facility

THUS Group plc has today signed an agreement with its banks to reduce the size of its loan facility from £90 million down to £60 million, reducing excessive headroom before THUS goes free cash flow positive.

The resizing of the loan facility follows the Company's preliminary results on 6 May which confirmed the performance trends within the business and reiterated the Company's target for sustainable, positive cash flow after interest and capital expenditure in quarter four of the current financial year ending 31 March 2004. April 2003's trading results are also in line with internal expectations.

The reduced £60 million loan facility will provide THUS with more than sufficient headroom above its forecast peak drawdown on the facility of less than £50 million, while enabling it to avoid unnecessary commitment fees on the unrequired portion of the facility.

The reduction in the size of the loan facility will take immediate effect. All other terms of the facility will remain substantially unchanged, although the opportunity has been taken to make minor positive alterations to some terms and conditions of the facility.

Commenting on today's announcement Chief Financial Officer, John Maguire said,

'The reduction in the size of the loan facility reinforces the solid progress that the business has achieved towards its long term financial goals since it was put in place at the point of demerger from ScottishPower in March 2002.

The original facility was sized to contain excessive headroom so as to more than demonstrate the Company's strong funding position, and with free cash flow positive now less than 12 months away, it makes sense to resize the facility to more accurately reflect our actual needs. With our gearing at 11%, our strong balance sheet remains a distinguishing feature in the sector, and we remain focused on delivering this year's targets.'

-ends-

Notes

1 The loan facility is provided by The Royal Bank of Scotland plc, Société Générale and TD Bank Europe Limited.

2 As at 31 March 2003, THUS Group plc had drawn down £40 million on the loan facility. The Group had net debt of £32.7 million and gearing of 11%.

3 Interest on advances under the loan facility is currently charged at LIBOR plus 5.5% pa. From 30 June 2003, it is expected that interest on the facility will be charged at LIBOR plus 3.5% pa.

4 A commitment fee is payable at the rate of 2.0% pa on undrawn amounts.

5 The facility turns into an amortising term loan on 1 April 2004, with repayments commencing on 31 March 2005 and completed by 31 March 2008.

For Immediate Release

29 May 2003

THUS Group plc

Directors' dealing in shares

THUS Group was today informed that Margaret Ford, a non-executive director of THUS Group plc, today purchased 40,920 ordinary shares at 18.2pence per share, which represents her total current shareholding in the company.

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial
Nicholas Bastin, 0207 360 4900

For Immediate Release

30 May 2003

THUS Group plc

**Annual Report and Accounts 2003,
Notice of AGM and Proxy form**

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7676 1000

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial
Nicholas Bastin, 0207 360 4900

9 July 2003

THUS Group plc

RESULT OF AGM

THUS Group plc confirms that all resolutions proposed at the Annual General Meeting held today, 9 July 2003, were duly passed by shareholders, including the special resolution relating to the disapplication of statutory pre-emption rights in respect of allotments of equity securities (as defined in section 94 of the Companies Act 1985)

For further information:

THUS
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial
Nicholas Bastin, 0207 360 4900

9 July 2003

THUS Group plc
Annual General Meeting Trading Update

In his address to THUS Group plc's Annual General Meeting of shareholders in Glasgow, William Allan, Chief Executive, will today confirm that trading for the first quarter of the current financial year has been consistent with the Company's expectation to generate sustainable positive cash flow after interest and capital expenditure in the fourth quarter ending 31 March 2004.

"We continue to focus on winning quality recurring revenue and building valuable and lasting relationships with our customers. That focus has delivered growth within a number of our existing corporate accounts and enabled us to add new accounts which are expected to contribute to our performance over the remainder of the year. These new accounts include GWR Group (the national radio broadcaster), The Funding Corporation and Kwikfit Group. Broadband services continue to show strong growth and our recently launched metropolitan and national Ethernet services are also attracting significant interest in the target corporate market.

"In addition, we have reduced our banking facility to £60 million and secured an ongoing 2% interest rate reduction.

"Overall, we continue to be cautious on the general economic outlook but remain comfortable with market expectations for the full year."

Ends

For further information, please contact:

THUS Group plc
Ian Hood, Director of Communications 07786 171959
Kathryn Rhinds, Investor Relations Manager 07974 160013

Smithfield Financial
John Antcliffe / Nicholas Bastin 020 7360 4900

29 September 2003

THUS Group plc
Pre-Close Period Trading Update
First Half ending 30 September 2003

Continued turnover and EBITDA expansion
On target for free cash flow positive in the final quarter

The following is an update of the trading position of THUS Group plc ahead of the Interim results for the six months ending 30 September 2003 due for publication on 3 November 2003.

Following strong first half performance, THUS is on track to meet expectations for full year turnover and EBITDA growth and confident of achieving its target for sustainable positive cash flow after interest and capital expenditure in quarter four of the current financial year.

Specific highlights for the first half are expected to include:

- Double-digit turnover growth compared to the first half last year.
- A near doubling of EBITDA with robust EBITDA margin expansion.
- Operating loss more than halved.
- EBITDA less capital expenditure positive for the first time.

Commenting on today's announcement, William Allan, Chief Executive said:

'During the last six months, we have been encouraged by strong growth in many of our individual service lines and by the addition of new corporate contracts that will positively impact our second half performance.

'While we remain cautious on the continued impact of financial distress from some competitors on the market structure for the telecommunication sector, we remain on track to meet full year expectations and to deliver sustainable positive cash flow after interest and capital expenditure in quarter four of the current financial year.'

Ends

Further information

THUS Group plc

Kathryn Rhinds, Investor Relations Manager 020 7763 3126

Deborah Rodger, Head of Press and Corporate Communications 07747 770051

Smithfield Financial

John Antcliffe 020 7360 4900
Nicholas Bastin

FOR IMMEDIATE RELEASE

THUS Group plc ("THUS")

THUS was today informed that on 17 October 2003 Littledown Nominees Ltd had a notifiable interest in 40,865,000 THUS Group plc ordinary shares (representing approximately 3.03% of the THUS Group plc ordinary shares in issue). Littledown Nominees Ltd is a nominee for ZFS Group subsidiaries: Allied Dunbar Assurance plc, Eagle Star Insurance Company Ltd, Eagle Star Life Assurance Company Ltd, Zurich Financial Serivces UK Pension Trustee Ltd and Eagle Star Executives Pension Trustee Ltd. It is also a nominee for various companies not within the ZFS Group.

For further information:

THUS
Kathryn Rhinds 020 7763 3126

Smithfield
Nicholas Bastin 020 7360 4900

3 November 2003

THUS Group plc
Interim Results
six months ended 30 September 2003

ON TARGET FOR CASH FLOW POSITIVE IN FINAL QUARTER
OPERATING PROFIT IN SIGHT

Financial highlights

Sustained growth and margin expansion

- Turnover up 10% to £157.5 million. (H1 2003: £143.0 million)
- EBITDA[1] up 89% to £20.6 million. (H1 2003: £10.9 million)
- EBITDA margin 13%. (H1 2003: 8%)
- Loss before tax reduced 67% to £10.2 million. (H1 2003: £30.8 million)
- Capital expenditure £16.7 million reduced to 11% of turnover. (H1 2003: £23.7 million and 17%)

Financially strong

- Net cash outflow[2] reduced by 48% to £8.3 million. (H1 2003: £15.8 million)
- Net debt £40.9 million. Gearing 11%
- EBITDA less capex positive for first time at £3.9 million

Operating highlights

- New corporate customers include Virgin, GWR, Greenland, The Funding Corporation and Granada Interactive
- Data growth includes over 1,000 Ethernet circuits and four-fold increase in DSL broadband to over 50,000 customers
- Quality reputation reinforced with another strong performance in Oftel's latest Comparable Performance Indicators

1 Earnings before interest, tax, depreciation and amortisation. See Note 3 to the Accounts.
2 Cash outflow after returns on investments and servicing of finance and capital expenditure.

Commenting on today's results, William Allan, Chief Executive said:

'THUS has delivered sustained turnover growth, strong EBITDA progression and sharply reduced losses despite difficult trading conditions. EBITDA less capital expenditure was positive for the first time, demonstrating rapid progress towards our target to be net cash flow positive on a sustainable basis.

During the period, we won a number of significant new corporate customers for our national services and further expanded our services into key accounts. As expected, our scale and continued operating efficiencies have enabled us to improve bottom line performance and to absorb price erosion from distressed competitors.

Although we remain cautious on the macro-economic outlook for the UK economy and on the market structure and pricing for telecommunication services, we remain confident that THUS will meet full year expectations on turnover and EBITDA and deliver sustainable positive cash flow after interest and capital expenditure in quarter four of this year as expected.

In addition, the Board believes that the business is on a steady trajectory to turn operating profit positive in the second half of the next financial year ending 31 March 2005.'

Further information

THUS Group plc

William Allan, Chief Executive / John Maguire, Chief Financial Officer	020 7763 3156
Kathryn Rhinds, Investor Relations Manager	020 7763 3126
Deborah Rodger, Head of Press and Corporate Communications	07747 770051

Smithfield Financial

John Antcliffe / Nicholas Bastin	020 7360 4900

An analysts' conference will be held this morning at 9.00am for 9.30am at the offices of Investec, 2 Gresham Street, London, EC2V 7QP. **A simultaneous webcast of the conference will be screened at www.thus.net/interimresults.htm Webcast participants are advised to visit the web address at least 15 minutes before the start of the conference to ensure they have all necessary software to take part.**

Performance Review

Turnover

Group turnover grew 10% to £157.5 million.

Segmental analysis of turnover

Data and telecoms

Data and telecoms turnover grew by 16% to £90.8 million, driven forward by major new contract wins and expansion of existing customer relationships.

New contracts included a major national data contract with GWR, the UK's largest commercial radio group, and services to the Virgin Group, Greenland, The Funding Corporation and Granada Interactive.

Data services have seen the fastest growth. Rapid take up of Ethernet services, launched in the autumn of last year, has seen over 1,000 Ethernet circuits provided to corporate customers, including TOTAL E&P UK and UHI Millennium, the higher education institution.

Traditional voice services grew strongly, with directly connected outgoing voice minutes up 69% to 462 million and indirectly connected minutes up 48% to 985 million.

Indirect service growth benefited from the implementation of carrier pre-select (CPS) which improves the capture of indirectly connected customer calls by automatically routing this traffic over the THUS network. Growth from SkyTalk, Sky's consumer telephone offering, was particularly strong.

Internet

Internet turnover grew 10% to £48.6 million.

Broadband customers grew four-fold to over 50,000 compared to the first half last year. UK customers were up three times to 39,500 and Demon Netherlands customers up more than five times to over 14,000.

Building on our position as the broadband provider of choice for business, new innovations to our broadband product portfolio were implemented, including a range of high speed, cost-effective, self-install options and the addition of private access DSL that allows customers to use broadband as a secure connection into private networks.

Strong growth was also achieved in Internet access, email and SMS services provided to support Amstrad's emailer, as UK households with the emailer grew to nearly 300,000.

Contact centre services

Contact centre turnover fell 23% to £9.7 million.

Contact centre revenue declined following the loss of the Microsoft account due to the consolidation of Microsoft's contact centres in Continental Europe. Despite this loss, the division is confident of recovery in the second half from the recent expansion of existing accounts and new contracts.

Interactive

Interactive turnover was stable at £8.4 million, reflecting the division's continued success with its premium rate services and competition formats.

Margin expansion and progress to profit

Gross profit showed good absolute growth, up 9% to £56.3 million excluding depreciation and amortisation and up 19% to £35.1 million after these items.

First half gross margins were stable at 36% excluding depreciation and amortisation compared with the same period last year, and up slightly to 22% after these items.

Selling, distribution and administration costs (S,D&A) excluding depreciation and amortisation fell 12% to £35.7 million, down from 29% to 23% of sales, demonstrating that THUS is now able to add significantly to turnover without adding corresponding incremental S,D&A costs. The reduction in S,D&A reflects efficiency improvements made over the course of the year from increased scale, as well as a good exit run rate on S,D&A from the last financial year. The second half will also benefit from the savings generated as a result of the implementation of a new, single billing platform.

Combining revenue growth with increased operating leverage, EBITDA grew 89% to £20.6 million.

Depreciation and amortisation was £29.4 million, split £21.2 million and £8.2 million between cost of goods sold and S,D&A expenses respectively. This was £6.7 million lower than the first half last year which included impairment charges of approximately £4.0 million.

After depreciation and amortisation, the operating loss was reduced 65% to £8.8 million. Net interest was £2.8 million compared with £3.9 million last year, resulting in a 67% improvement in the loss before tax to £10.2 million.

The loss per ordinary share was reduced by 67% to 0.78p.

Capital investment

Capital investment was £16.7 million compared with £23.7 million in the equivalent period last year, falling from 17% to 11% of turnover. About two-thirds of capital expenditure was tied to revenue growth either through customer connections, product development or platform capacity upgrades. For the full year, it is anticipated that accruals based capital expenditure will be less than £40.0 million.

Cash flows and net debt

As a result of the improved growth and continued cost and capital expenditure control, cash outflow after returns on investments and servicing of finance and capital expenditure was almost halved from £15.8 million to £8.3 million.

At the period end, net debt was £40.9 million compared with £32.7 million at the year end and gearing remained at 11%.

Draw down on the £60 million bank facility remained unchanged from the year end at £40.0 million.

Outlook

Over the last six months, we have increased momentum from new customer contracts, adding to our scale and productivity UK-wide.

Although we are cautious on the macro-economic outlook for the UK economy and on the market structure and pricing for telecommunication services, we remain confident that THUS will meet full year expectations on turnover and EBITDA, and deliver sustainable positive cash flow after interest and capital expenditure in quarter four of this year as expected.

In addition, the Board believes that the business is on a steady trajectory to turn operating profit positive in the second half of the next financial year ending 31 March 2005.

Ends

THUS Group plc

Unaudited Group Profit and Loss Account
for the six months ended 30 September 2003

	Notes	**First half 2003-04 £'000**	First half 2002-03 £'000	Full year 2002-03 £'000
Turnover from continuing operations	2	**157,507**	142,996	291,236
Cost of sales		**(122,382)**	(113,514)	(227,039)
Gross profit from continuing operations		**35,125**	29,482	64,197
Selling and distribution		**(10,463)**	(15,140)	(27,180)
Administration expenses		**(33,500)**	(39,531)	(87,816)
Operating loss from continuing operations		**(8,838)**	(25,189)	(50,799)
Exceptional items				
- Gain on sale of fixed assets		**-**	250	250
Loss on ordinary activities before interest and other similar charges		**(8,838)**	(24,939)	(50,549)
Amounts written back to / (off) investments		**1,483**	(1,894)	(1,325)
Net interest payable and other similar charges		**(2,810)**	(3,949)	(6,915)
Loss on ordinary activities before taxation		**(10,165)**	(30,782)	(58,789)
Taxation on loss on ordinary activities	4	**(212)**	(213)	(196)
Loss transferred to reserves		**(10,377)**	(30,995)	(58,985)
Loss and diluted loss per ordinary share (pence)	5	**(0.78)**	(2.33)	(4.44)

There were no acquisitions or discontinued operations in the period.

The Notes on pages 9 to 11 form part of these Accounts.

THUS Group plc

Unaudited Consolidated Statement of Total Recognised Gains and Losses
for the six months ended 30 September 2003

	Note	First half 2003-04 £'000	First half 2002-03 £'000	Full year 2002-03 £'000
Loss for the period		**(10,377)**	(30,995)	(58,985)
Currency translation differences on overseas net assets		**(6)**	(14)	(62)
Unrealised gains / (losses) on fixed asset disposals	6	**839**	-	(507)
Total recognised gains and losses relating to the period		**(9,544)**	(31,009)	(59,554)

Unaudited Reconciliation of Movements in Shareholders' Funds
for the six months ended 30 September 2003

	Note	First half 2003-04 £'000	First half 2002-03 £'000	Full year 2002-03 £'000
Loss for the period – transferred to reserves		**(10,377)**	(30,995)	(58,985)
Currency translation differences on overseas net assets		**(6)**	(14)	(62)
Merger reserve movement		**-**	-	814
Unrealised gains / (losses) on fixed asset disposals	6	**839**	-	(507)
Net movement in shareholders' funds		**(9,544)**	(31,009)	(58,740)
Opening shareholders' funds		**407,412**	466,152	466,152
Closing shareholders' funds		**397,868**	435,143	407,412

The Notes on pages 9 to 11 form part of these Accounts.

THUS Group plc

Unaudited Group Balance Sheet
as at 30 September 2003

	Note	30 September 2003 £'000	30 September 2002 £'000	31 March 2003 £'000
Fixed assets				
Intangible assets		**219**	396	301
Tangible assets		**423,630**	457,168	436,508
		423,849	457,564	436,809
Current assets				
Stocks		**2,583**	5,748	2,867
Debtors		**91,231**	85,440	90,837
Investments		**3,149**	1,097	1,666
Cash at bank and in hand		**3,830**	13,063	12,143
Total current assets		**100,793**	105,348	107,513
Creditors: amounts falling due within one year				
Other creditors		**(85,298)**	(105,785)	(95,511)
Loans and other borrowings		**(122)**	(111)	(117)
Total creditors falling due within one year		**(85,420)**	(105,896)	(95,628)
Net current assets / (liabilities)		**15,373**	(548)	11,885
Total assets less current liabilities		**439,222**	457,016	448,694
Creditors: amounts falling due after more than one year				
Loans and other borrowings		**(41,104)**	(20,973)	(40,666)
Total creditors falling due after more than one year		**(41,104)**	(20,973)	(40,666)
Provisions for liabilities and charges		**(250)**	(900)	(616)
Net assets		**397,868**	435,143	407,412
Capital and reserves				
Called-up share capital		**33,715**	33,715	33,715
Merger reserve		**566,560**	565,746	566,560
Capital redemption reserve		**23,248**	23,248	23,248
Other reserves	6	**19,193**	19,810	18,840
Profit and loss account		**(244,848)**	(207,376)	(234,951)
Total equity shareholders' funds		**397,868**	435,143	407,412

The Notes on pages 9 to 11 form part of these Accounts.

Approved by the Board on 31 October 2003 and signed on its behalf by

William Allan
Chief Executive

John Maguire
Chief Financial Officer

THUS Group plc

Unaudited Group Cash Flow Statement
for the six months ended 30 September 2003

	Notes	First half 2003-04 £'000	First half 2002-03 (Restated) £'000	Full year 2002-03 £'000
Net cash inflow from continuing operating activities	7	**10,198**	16,782	26,076
Returns on investments and servicing of finance		**(2,556)**	(4,609)	(8,413)
Free cash flow*		**7,642**	12,173	17,663
Capital expenditure		**(15,896)**	(28,005)	(54,362)
Cash outflow before financing		**(8,254)**	(15,832)	(36,699)
Financing		**(59)**	19,447	39,394
(Decrease) / increase in cash in the period	8	**(8,313)**	3,615	2,695

*Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance.

The restatement of the cash flow statement for the prior period represents a reclassification of expenses paid in connection with issue of debt from financing to returns on investments and servicing of finance of £4,354,000.

Unaudited Reconciliation of Net Cash Flow to Movement in Net Debt
for the six months ended 30 September 2003

	Note	First half 2003-04 £'000	First half 2002-03 £'000	Full year 2002-03 £'000
(Decrease) / increase in cash in the period	8	**(8,313)**	3,615	2,695
Cash outflow / (inflow) from reduction / (increase) in debt	8	**59**	(19,447)	(39,394)
Changes in net debt resulting from cash flows	8	**(8,254)**	(15,832)	(36,699)
Net (debt) / funds at the beginning of the period	8	**(32,657)**	4,042	4,042
Net debt at the end of the period	8	**(40,911)**	(11,790)	(32,657)

The Notes on pages 9 to 11 form part of these Accounts.

Notes to the Accounts
for the six months ended 30 September 2003

1 Basis of preparation

These interim Accounts have been prepared on the basis of accounting policies consistent with those set out in the Annual Report and Accounts for the year ended 31 March 2003.

The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the Company is set out on page 12.

The information shown for the year ended 31 March 2003 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2003 filed with the Registrar of Companies. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985.

2 Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	First half 2003-04 £'000	First half 2002-03 £'000	Full year 2002-03 £'000
Turnover analysis			
Internet services	**48,584**	44,007	90,273
Interactive services	**8,352**	8,145	15,776
Data and telecom services	**90,852**	78,222	160,556
Contact centre services	**9,719**	12,622	24,631
	157,507	142,996	291,236
Turnover by origin			
United Kingdom	**151,773**	138,727	281,920
Europe	**5,734**	4,269	9,316
	157,507	142,996	291,236
Turnover by destination			
United Kingdom	**150,330**	136,859	278,503
Europe	**7,177**	5,642	12,134
USA	**-**	495	599
	157,507	142,996	291,236

Notes to the Accounts
for the six months ended 30 September 2003

3 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	First half 2003-04 £'000	First half 2002-03 £'000	Full year 2002-03 £'000
Operating loss	**(8,838)**	(25,189)	(50,799)
Depreciation charge for the period	**29,343**	36,014	77,737
Amortisation charge for the period	**82**	70	165
EBITDA	**20,587**	10,895	27,103

4 Taxation

Taxation on the loss for the period / year:	**First half 2003-04 £'000**	First half 2002-03 £'000	Full year 2002-03 £'000
Overseas taxation	**212**	213	196

No taxation charge is required for the period due to the availability of taxation losses. No provision for deferred taxation is considered necessary at 30 September 2003, since accumulated tax losses are expected to offset any reversal of accelerated capital allowances.

5 Loss per ordinary share

The loss and diluted loss per ordinary share have been calculated in accordance with Financial Reporting Standard 14 "Earnings per Share" (FRS 14) for all periods. The loss for the period, divided by the weighted average number of ordinary shares in issue during the period, has been used to calculate the loss and diluted loss per ordinary share.

	First half 2003-04	First half 2002-03	Full year 2002-03
Loss for the period (£'000)	**(10,377)**	(30,995)	(58,985)
Basic and diluted weighted average share capital (number of shares, thousands)	**1,329,715**	1,329,178	1,329,347

The basic and diluted weighted average share capital excludes shares held by the Company under Trust in connection with the Employee Share Schemes.

Notes to the Accounts
for the six months ended 30 September 2003

6 Other reserves

	Notes	First half 2003-04 £'000	First half 2002-03 £'000	Full year 2002-03 £'000
Opening balance		**18,840**	20,292	20,292
Unrealised gains / (losses) on fixed asset disposals	(i)	**839**	-	(507)
Transfer to Profit and Loss Account reserve	(ii)	**(486)**	(482)	(945)
Closing balance		**19,193**	19,810	18,840

(i) The unrealised gains on fixed asset disposals, for the current period, represents sales made under Indefeasible Rights of Use (IRU) arrangements. The unrealised losses on fixed asset disposals, for the prior year, reflect revisions to cost estimates made in the previous year for IRU sales.

(ii) The transfer to the Profit and Loss Account reserve represents the element of previously unrealised gains on fixed asset disposals attributable to the current year.

7 Reconciliation of operating loss to net cash inflow from continuing operating activities

	First half 2003-04 £'000	First half 2002-03 £'000	Full year 2002-03 £'000
Operating loss	**(8,838)**	(25,189)	(50,799)
Depreciation of tangible fixed assets	**29,343**	36,014	77,737
Amortisation of intangible fixed assets	**82**	70	165
Profit on disposal of tangible fixed assets	**-**	-	(66)
Movements in provisions for liabilities and charges	**(366)**	-	(284)
Decrease / (increase) in stocks	**284**	(425)	2,456
Increase in debtors	**(395)**	(2,275)	(7,961)
(Decrease) / increase in creditors	**(9,912)**	8,587	4,828
Net cash inflow from continuing operating activities	**10,198**	16,782	26,076

8 Analysis of net debt

	At 1 April 2003 £'000	Cash flow £'000	At 30 September 2003 £'000
Cash at bank and in hand	12,143	(8,313)	**3,830**
Loans – due after one year	(40,600)	-	**(40,600)**
Finance leases	(4,200)	59	**(4,141)**
	(44,800)	59	**(44,741)**
Total	**(32,657)**	**(8,254)**	**(40,911)**

9 Contingent liabilities

There have been no material changes to the Group's contingent liabilities disclosed in the Annual Report and Accounts for the year ended 31 March 2003.

Independent Review Report by KPMG Audit Plc to THUS Group plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 5 to 11 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

The report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding Annual Accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

KPMG Audit Plc
Chartered Accountants
31 October 2003

8 Salisbury Square
London
EC4Y 8BB

ACCT NO	HLDRS PREFIX 1	HLDRS FORENAME 1	HLDRS SURNAME 1	HLDRS ADDR LINE 1	HLDRS ADDR LINE 2	HLDRS ADDR LINE 3	HLDRS ADDR LINE 4	SEC NAME	BAL AMT	AS AT DATI
2321360	MS	FRANCES	ABRAMO	345 SOUTH END AVENUE	APPARTMENT 6G	NEW YORK	NY 10280	ORDINARY SHARES OF 2.5P	88	31-Oct-03
959050	MRS	DORIS MARGARET	AGER	680 SOUTH MICHAEL WAY	CAMANO ISLAND	WA 98292	USA	ORDINARY SHARES OF 2.5P	803	31-Oct-03
4668344	MRS	DIANA GWENDOLYN	AMENDOLARA	185 PROSPECT AVENUE	APARTMENT 10H	HACKENSACK	NEW JERSEY 07601-2226	ORDINARY SHARES OF 2.5P	52	31-Oct-03
3308977	MISS	SUZIE SOHEIR	AMMAR	72 LEDAR HTS ROAD	STAMFORD	CT 06905	USA	ORDINARY SHARES OF 2.5P	3	31-Oct-03
2245831	MR	EKOW AIDOO	ANAMAN	628 GAZELLE DRIVE	KISSIMMEE	FL34759	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
131673	MRS	SARAWAN	ANBAR	107 CLARIS COURT	CHAPEL HILL	NORTH CAROLINA 27514	USA	ORDINARY SHARES OF 2.5P	1500	31-Oct-03
4700732	MR	ROGER DEREK	ANDREWS	11335 STROUP ROAD	ROSWELL	GEORGIA	30075	ORDINARY SHARES OF 2.5P	768	31-Oct-03
3483946	MR	ALEX	ANDRIANOPOULOS	400 E CALIFORNIA BLVD	APARTMENT 23	PASADENA CA 91106	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
2325039	MISS	JULIE ROSALIND	ANGEL	107 W COMO AVENUE	COLUMBUS	OH 43202	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
4791481	MR	RICHARD STEPHEN	ANGELL	283 VALLEY OAKS DRIVE	WINONA	MIMMESOTA	MN 55987	ORDINARY SHARES OF 2.5P	126	31-Oct-03
3380897	DR	JAGAN MOAHN	ANNABATHULA	PO BOX 395	HAROLD	KY 41635	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
3562203	MR	CEFYN	ARCH	12403 KINGS LAKE DRIVE	RESTON	VA 20191	USA	ORDINARY SHARES OF 2.5P	109	31-Oct-03
4884803	MS	GISELA	ASTL	5759 PARKVIEW LAKE DRIVE	ORLANDO	FLORIDA 32821	USA	ORDINARY SHARES OF 2.5P	2616	31-Oct-03
4898379	MR	PHILIP	AUSTIN	1917 SULLY COURT	WINCHESTER	VIRGINA 22601	USA	ORDINARY SHARES OF 2.5P	4	31-Oct-03
3697706	MR	MARK	AXLER	77 OAKWOOD DRIVE	LONGMEADOW	MASSACHUSETTS 01106	U S A	ORDINARY SHARES OF 2.5P	151	31-Oct-03
4777426	MS	HELEN MARIE	AYERS	201 E 9TH STREET	APT D1 ROOSEVELT APTS	ABERDEEN	WA 98520-2534	ORDINARY SHARES OF 2.5P	22	31-Oct-03
3048749	MRS	CAROLINE JILL	BAILEY	1 ROCKHILL DRIVE	HAMPTON	NJ 08827-2563	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
3048733	MR	ROBERT MALCOLM	BAILEY	1 ROCKHILL DRIVE	HAMPTON	NJ 08827-2563	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
4281929		ALISON ELIZABETH	BALLANTYNE	40 COOPER ROAD	MANSFIELD	MASSACHUSSETS	MA02048 USA	ORDINARY SHARES OF 2.5P	175	31-Oct-03
5041122	MR	KAMAL	AL-BARAZANJI	107 CLARIS COURT	CHAPEL HILL	NORTH CAROLINA 27514	USA	ORDINARY SHARES OF 2.5P	700	31-Oct-03
2444974	MR	PETER	BARBER	619 CAROLINA BEACH AVENUE NORTH	CAROLINA BEACH	NC 28428	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
2444953	MR	PETER	BARBER	619 CAROLINA BEACH AVE NORTH	CAROLINA BEACH	NC28428	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
3422658	MISS	MARY MARTHA	BARRETT	8 OAKLEY COURT	CHERRY HILL	NJ 08003	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
37906	MR	DAVINDER SINGH	BASUITA	1332 NELSON WAY	SUNNYVALE	CALIFORNIA	CA 94087	ORDINARY SHARES OF 2.5P	279	31-Oct-03
2517841	DR	GRAHAM CHARLES	BATTERSBY	2460 SOUTH SEVENTH STREET	ANN ARBOR	MI 48103	U S A	ORDINARY SHARES OF 2.5P	105	31-Oct-03
3263241	MRS	ABAN	BHOT	7891 CAMDEN CIRCLE	LA PALMA	CA 90623	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
3263176	MRS	ABAN	BHOT	7891 CAMDEN CIRCLE	LA PALMA	CA 90623	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
3263160	MR	MANECK	BHOT	7891 CAMDEN CIRCLE	LA PALMA	CA 90623	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
4776930		LOUIS DI	BISCEGLIE	1445 ELM STREET	PEEKSKILL	NY 10566-4801	USA	ORDINARY SHARES OF 2.5P	247	31-Oct-03
4960000	MS	SUSAN NICOLA	BLYTHE	P O BOX 3605	CHICO 95927	CALIFORNIA	U S A	ORDINARY SHARES OF 2.5P	74	31-Oct-03
1828517	MRS	SANDRA MELANI SILVA	BOWEN	1056 GRASS VALLEY ROAD	CHULA VISTA	CA 91913	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
1869870	MR	MARK CHARLES	BRERETON	37 DOVER DR	ROME	GA 30161	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
0448767A	MRS	ELLEN SANDRA	BRIDLE	18 ADAMS AVENUE APT 1	WATERTOWN MA	02472-1391	USA	ORDINARY SHARES OF 2.5P	404	31-Oct-03
4905517	MRS	SUZANNE ELIZABETH	BROOMHEAD	11700 GLENN ABBEY WAY	CHARLOTTE	NORTH CAROLINA 28277	U S A	ORDINARY SHARES OF 2.5P	36	31-Oct-03
0503784A	MR	LINK	BROWN	380 CIMARRON TRAIL	AFTON	USA		ORDINARY SHARES OF 2.5P	10852	31-Oct-03
5038280	MR	LINK	BROWN	380 CIMARRON TRAIL	AFTON	TN 37616	U S A	ORDINARY SHARES OF 2.5P	128	31-Oct-03
0174650A	MRS	SANDRA	BROWN	3221 BRENNAN DRIVE	RALEIGH	NORTH CAROLINA 27613	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
2077348	MR	STEPHEN	BULLARD	1152 VERDON DRIVE	DUNWOODY	ATLANTA	GEORGIA 30338	ORDINARY SHARES OF 2.5P	123	31-Oct-03
794310	PRIVATE	ANTHONY STEWART	BUNCH	12912 TARA LANE	ANCHORAGE	AK 99516	UNITED STATES OF AMERICA	ORDINARY SHARES OF 2.5P	518	31-Oct-03
4505545	MR	ALEXANDER B	BURDEN	5747 VICTORIA COURT	LAKE USWEGO	OREGON 97035	USA	ORDINARY SHARES OF 2.5P	891	31-Oct-03
3662749	MR	ALEXANDER BUCHAN	BURDEN	5747 VICTORIA COURT	LAKE USWEGO	OREGON 97035	USA	ORDINARY SHARES OF 2.5P	2313	31-Oct-03
4494258	MISS	LESLEY	BURDEN	5747 VICTORIA COURT	LAKE OSWEGO	OREGON 97035	USA	ORDINARY SHARES OF 2.5P	1493	31-Oct-03
4876295	MRS	LESLEY	BURDEN	5747 VICTORIA COURT	LAKE OSWEGO	OREGON	97035	ORDINARY SHARES OF 2.5P	1177	31-Oct-03
3693092	MRS	LESLEY CAROLINE	BURDEN	5747 VICTORIA COURT	LAKE OSWEGO	OREGON 97035	USA	ORDINARY SHARES OF 2.5P	407	31-Oct-03
652616	MS	KATHY SUE	BURGESS	4535 E 104TH AVENUE	ANCHORAGE	ALASKA 99507	USA	ORDINARY SHARES OF 2.5P	364	31-Oct-03
982896		ZOE FRANCES	BUTLER	181 ADA AVENUE NO 37	MOUNTAIN VIEW	CALIFORNIA 94043	USA	ORDINARY SHARES OF 2.5P	401	31-Oct-03
1679235	MR	ROBIN ANDREW DAVID	CAMPBELL	2404 STAPLES AVENUE	KEY WEST	FLORIDA 33040	USA	ORDINARY SHARES OF 2.5P	105	31-Oct-03
1679240	MRS	SUZANNE POIRIER	CAMPBELL	2404 STAPLES AVENUE	KEY WEST	FLORIDA	33040 U S A	ORDINARY SHARES OF 2.5P	96	31-Oct-03
2540383	MR	LESLIE	CARVALHO	1183 AVENIDA AZUL	SAN MARCOS	CA 92069	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
2410912	MS	GEORGINA MARY	CASBURN	8301 PENOBSCOT ROAD	RICHMOND	VA	23227	ORDINARY SHARES OF 2.5P	105	31-Oct-03
3546608	MR	NEERAJ	CHANDRA	5 PERKINS LANE	ACTON MASS	MA 01720	USA	ORDINARY SHARES OF 2.5P	109	31-Oct-03
3546613	MR	NEERAJ	CHANDRA	5 PERKINS LANE	ACTON MASS	MA 01720	USA	ORDINARY SHARES OF 2.5P	178	31-Oct-03
961969	MR	ROBIN CLARK	CHARLES	16218 77TH AVENUE NE	ARLINGTON	WA 98223-6215	USA	ORDINARY SHARES OF 2.5P	535	31-Oct-03
0477827A	MS	CYNTHIA ANN	CHERN	5301TONYAWATHA TRAIL	MONONA	WI 53716-2920	USA	ORDINARY SHARES OF 2.5P	969	31-Oct-03
3590722	MRS	SIOK KIM	CHONG	3412 CHARLESTON DRIVE	RICHARDSON	TX 75082	USA	ORDINARY SHARES OF 2.5P	123	31-Oct-03
3590717	MR	SOON SEAN	CHONG	3412 CHARLESTON DRIVE	RICHARDSON	TX 75082	USA	ORDINARY SHARES OF 2.5P	123	31-Oct-03
2013167	MR	SOON SEAN	CHONG	3412 CHARLESTON DRIVE	RICHARDSON	TX 75082	USA	ORDINARY SHARES OF 2.5P	123	31-Oct-03
2013172	MR	SOON SEAN	CHONG	3412 CHARLESTON DRIVE	RICHARDSON	TX 75082	USA	ORDINARY SHARES OF 2.5P	123	31-Oct-03
1190439	MRS	ADA EMILY AGNES	CHRISTIE	500 S CHAFFEE ROAD NO61	JACKSONVILLE	FL 32221	USA	ORDINARY SHARES OF 2.5P	265	31-Oct-03
5088734	MR	GRAEME FRANCIS ST	CLAIR	3408 ONEIDA AVENUE	ALTOONA	PA 16602	USA	ORDINARY SHARES OF 2.5P	90	31-Oct-03
90967	MR	DAVID THOMAS	CLARKE	30 RAMAPO DRIVE	BASKING RIDGE	NJ 07920	USA	ORDINARY SHARES OF 2.5P	500	31-Oct-03
0081978A	MR	DAVID	COBB	22811 EAGLE WATCH COURT	KATY	TEXAS 77450-8678	USA	ORDINARY SHARES OF 2.5P	219	31-Oct-03
0131326A	MR	CHRISTOPHER D A	COCHRANE	385 WESTERN DRIVE	POINT RICHMOND	CA 94801 3754	USA	ORDINARY SHARES OF 2.5P	401	31-Oct-03
4777199	MS	ROSEMARY	CODONI	4876 FAIRWAY DRIVE	ROHNERT PARK	CA 94928-1307	USA	ORDINARY SHARES OF 2.5P	2	31-Oct-03
4554011	MRS	JEAN BARBARA	COLLIER	8655 WEST DAVIS STREET	DES PLAINES	ILLINOIS 60016	USA	ORDINARY SHARES OF 2.5P	240	31-Oct-03
4777141	MR	DUDLEY	COMBS	1625 ALBANY AVENUE	LOUISVILLE	KY 40216-2613	USA	ORDINARY SHARES OF 2.5P	28	31-Oct-03
4778076	MS	GEORGE	CORKERY	3017 CASCADIA AVENUE S	SEATTLE	WA 98144-6213	USA	ORDINARY SHARES OF 2.5P	2489	31-Oct-03
271796	MRS	SARAH CATHERINE	CORTES	14210 SENECA ROAD	DARNESTOWN	MARYLAND	20874	ORDINARY SHARES OF 2.5P	100	31-Oct-03
4777533				BOX 1208	COMFORT	TX 78013-1208	USA	ORDINARY SHARES OF 2.5P	270	31-Oct-03
5055419	MRS	EMMA CAROLINE	COX	7004 BOULEVARD EAST	42D GUTTENBURG	NJ07093	USA	ORDINARY SHARES OF 2.5P	146	31-Oct-03

4777350	MS	BEVERLY JEAN	CRASE	4470 IVORY WAY NE	SALEM	OR 97305-2147	USA	ORDINARY SHARES OF 2.5P	47	31-Oct-03
3506832	MRS	KAY	CUSHMAN	299 SHASTA DRIVE NO 65	VACAVILLE	CA 95687	USA	ORDINARY SHARES OF 2.5P	8	31-Oct-03
0136816A	MRS	DOROTHY FLORA	DALDRY	14930 BRAMBLEWOOD	HOUSTON	TX 77079	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
4206685	MR	JUSTIN EASTAWAY	DENNISON	1563 DORCEY LANE	SAN JOSE	CALIFORNIA	CA 95120-5726	ORDINARY SHARES OF 2.5P	56	31-Oct-03
4728918	MISS	SARAH JANE	DENSHAM	5915 PISTOIA WAY	SAN JOSE	CALIFORNIA 95138	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
2572727	MRS	INDRANEE M	DEOL	5020 TIDEWATER WAY	ALPHARETTA	GA 30005	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
2572732	MR	RAJPAL SINGH	DEOL	5020 TIDEWATER WAY	ALPHARETTA	GA 30005	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
4778097	MS	CAROLINE	DETTMAN	808 CLARK STREET	ALGOA	WI 54201-1533	USA	ORDINARY SHARES OF 2.5P	724	31-Oct-03
4778494	MS	ARLENE	DICKSON	9524 LILLA LN	PALO CEDRO	CA 96073	USA	ORDINARY SHARES OF 2.5P	997	31-Oct-03
4778008	MS	MARY	DIMMITT	1816 G ETH	FREMONT	NE 68025-3628	USA	ORDINARY SHARES OF 2.5P	123	31-Oct-03
4858389	MR	PAUL	DIXON	30 MORNINGVIEW CIRCLE	LAKE OSWEGO OREGON 97035	U S A		ORDINARY SHARES OF 2.5P	3522	31-Oct-03
4654889	MRS	KAYE ROSAMUND	DODSON	2102 SHEFFIELD DRIVE	NACOGDOCHES	TEXAS 75961	USA	ORDINARY SHARES OF 2.5P	505	31-Oct-03
2179899	MAJOR	PETER THOMAS HENRY	DUCKWORTH	1702 SINGING PALM DRIVE	APOPKA	FLORIDA 32712	USA	ORDINARY SHARES OF 2.5P	216	31-Oct-03
2149547	MR	KEITH PHILIP	DUFFY	1400 SOUTH JOYCE STREET	APARTMENT C413	ARLINGTON VA 22202	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
0492716A	MR	JOHN RICHARD	EATON	619 MIDDLE AVENUE	MENLO PARK	CA 94025	USA	ORDINARY SHARES OF 2.5P	104	31-Oct-03
4981672	MRS	FIONA MACDONALD	EDELSTEIN	16 OAK TREE LANE	SCHENECTADY	NY 12309	USA	ORDINARY SHARES OF 2.5P	294	31-Oct-03
4208118	MS	SYLVIA JANET	EDGAR	520 BRICKELL KEY DRIVE	APT A19-19	MIAMI	FLORIDA 33131	ORDINARY SHARES OF 2.5P	56	31-Oct-03
553959	MR	JOHN	EDWARDS	106 MEADOWBROOK COURT	NICEVILLE	FLORIDA 32578	USA	ORDINARY SHARES OF 2.5P	119	31-Oct-03
3706928	MR	JOHN	EDWARDS	106 MEADOWBROOK COURT	NICEVILLE	FLORIDA 32578	USA	ORDINARY SHARES OF 2.5P	119	31-Oct-03
4777387	MS	DONNETTA NEWELL	ELLIOT	2100 FAUN GLEN	SAN ANTONIO	TX 78232-4904	USA	ORDINARY SHARES OF 2.5P	193	31-Oct-03
2365405	MRS	CHRISTINE M	ELLIS	12003 TWILIGHT SKY CT	HOUSTON	TEXAS	TX 77059	ORDINARY SHARES OF 2.5P	96	31-Oct-03
0229411A	DR	MATTHEW JAMES CLIFFORD	ELLIS	3724 BENTLEY DRIVE	DURHAM	NC 27707	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
4617277	MR	OWEN ANTHONY	ELLIS	130-37	225 STREET	LAURELTON QUEENS	NEW YORK USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
3817205	MRS	PAMELA JOAN	EMERSON	3555 E THIMBLE PEAK PLACE	TUCSON	ARIZONA 85718	USA	ORDINARY SHARES OF 2.5P	855	31-Oct-03
4568018	MRS	ELIZABETH ANNE	EVANS	919 RUTH STREET	PITTSBURGH	PA 15243	USA	ORDINARY SHARES OF 2.5P	27	31-Oct-03
2813218	MRS	JACLINE RAE	EVERED	28446 SHRIKE DRIVE	LAGUNA NIGUEL	CA 92677	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
2813223	MR	JOHN DAVID	EVERED	28446 SHRIKE DRIVE	LAGUNA NIGUEL	CA 92677	USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
795389	MR	WILLIAM JOSEPH	FALLEN	11 FARMINGDALE LANE	NEWARK	DELAWARE 19711	USA	ORDINARY SHARES OF 2.5P	130	31-Oct-03
2261732	MR	QIMIAO	FAN	10100 CRESTYBERRY PLACE	BETHESDA	MARYLAND	MD 20817	ORDINARY SHARES OF 2.5P	540	31-Oct-03
1689788	MR	EDWARD	FEDER	133-05 NEWPORT AVENUE	BELLE HARBOR	NY 11694	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
4813174	MRS	CAROLE	FERNANDEZ	APARTMENT 204	35 VINE STREET	WINCHESTER	BOSTON MA 01890	ORDINARY SHARES OF 2.5P	27	31-Oct-03
2078434	MRS	AGNES WELLS KENNEDY	FITCH	11615 CHERRY KNOLL	HOUSTON	TEXAS 77077	U S A	ORDINARY SHARES OF 2.5P	88	31-Oct-03
0207844A	MR	ROBERT CAMPBELL	FITCH	11615 CHERRY KNOLL	HOUSTON	TEXAX 77077	U S A	ORDINARY SHARES OF 2.5P	88	31-Oct-03
2282236	MRS	INGRID LOUISE	FLANNERY	8 FROST LANE	NEW PROVIDENCE	NEW JERSEY 07974	U S A	ORDINARY SHARES OF 2.5P	96	31-Oct-03
3656870	MR	SIMON WILLIAM PHILIP	FLANNERY	8 FROST LANE	NEW PROVIDENCE	NEW JERSEY 07974	U S A	ORDINARY SHARES OF 2.5P	96	31-Oct-03
656953	MRS	AUDREY MARY	FORBES	10001 CORMORANT COVE	AUSTIN	TX 78730	USA	ORDINARY SHARES OF 2.5P	649	31-Oct-03
656969	MR	STUART LINDSAY	FORBES	10001 CORMORANT COVE	AUSTIN	TX 78730	USA	ORDINARY SHARES OF 2.5P	441	31-Oct-03
1227632	MR	BRENT	FORD	24 FAENZA	NEWPORT COAST	CA 92657	U S A	ORDINARY SHARES OF 2.5P	649	31-Oct-03
1227648	MRS	PATRICIA	FORD	24 FAENZA	NEWPORT COAST	CA 92657	U S A	ORDINARY SHARES OF 2.5P	649	31-Oct-03
2843891	MRS	BARBARA	FORSTER	19814 GRAYSTONE ROAD	WHITE HALL	MARYLAND 21161	USA	ORDINARY SHARES OF 2.5P	231	31-Oct-03
4122968	DR	MICHAEL KENNETH	FORSTER	19814 GRAYSTONE ROAD	WHITE HALL	MARYLAND 21161	USA	ORDINARY SHARES OF 2.5P	133	31-Oct-03
2640560	MR	MATTHEW JOHN	FOULSTON	4811 MALIBU DRIVE	BLOOMFIELD	MICHIGAN 48302	U S A	ORDINARY SHARES OF 2.5P	96	31-Oct-03
4802677	MRS	AUDREY	FRAME	144 WALNUT LANE	IRMO	COLUMBIA	SOUTH CAROLINA SC 29212	ORDINARY SHARES OF 2.5P	524	31-Oct-03
2641910	MRS	AMANDA ENID	GALLOW	5015 PASADENA WAY	BROOMFIELD	CO 80020	USA	ORDINARY SHARES OF 2.5P	123	31-Oct-03
5124913	MRS	FIONA KATE	GALLOWAY	51 COTTAGE PLACE	TARRYTOWN		10591 NEW YORK	ORDINARY SHARES OF 2.5P	728	31-Oct-03
3100071	DR	MICHAEL HENRY	GAMBLE	APARTMENT 1027	3777 PEACHTREE PLACE	3777 PEACHTREE ROAD	ATLANTA GEORGIA 30319 USA	ORDINARY SHARES OF 2.5P	97	31-Oct-03
4745061	MR	PRABAKARAN	GANGESHAN	3008 WHITE OAK COURT	LAGRANGE	GEORGIA 30240	USA	ORDINARY SHARES OF 2.5P	56	31-Oct-03
4211757	MRS	PATRICIA ANNE	GARVEY	4567 SOUTH 87TH DRIVE	GULFSTREAM POLO CLUB	WEST LAKE WORTH	FLORIDA 33467	ORDINARY SHARES OF 2.5P	5	31-Oct-03
3359051	MR	DAVID HARRY	GETTS	8008 N INVERGORDON ROAD	PARADISE VALLEY	AZ 85253	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
3359067	MRS	SARAH JANE	GETTS	8008 N INVERGORDON ROAD	PARADISE VALLEY	AZ 85253	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
4634609	MR	JOSEPH ANTHONY ALBERT	GILLETT	7705 EAST DOUBLETREE RANCH ROAD	NO 7	SCOTTSDALE	ARIZONA USA	ORDINARY SHARES OF 2.5P	1611	31-Oct-03
1080856	MRS	SHEENA KATHLEEN	GLOVER	1668 HALYARD COURT	LAFAYETTE	COLORADO 80026	USA	ORDINARY SHARES OF 2.5P	401	31-Oct-03
3366599	DR	JASLEEN	GOEL	8243 FARWICK COURT	CINCINATTI	OHIO 45249	USA	ORDINARY SHARES OF 2.5P	109	31-Oct-03
3366601	DR	SHARAD	GOEL	8243 FARWICK COURT	CINCINNATI	OHIO 45249	USA	ORDINARY SHARES OF 2.5P	88	31-Oct-03
2503615	MR	RAJENDRA SINGH	GOGIA	2510 QUEENS WAY	NORTHBROOK	IL-60062	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
2503620	MRS	SUDESH	GOGIA	2510 QUEENS WAY	NORTHBROOK	IL 60062	USA	ORDINARY SHARES OF 2.5P	96	31-Oct-03
4777055	MS	CONNIE	GOLDSTEIN	6 BERKELY PL	LAWRENCE	NY 11559-2504	USA	ORDINARY SHARES OF 2.5P	662	31-Oct-03
0237253A	MR	CHRISTOPHER JAMES	GOSNELL	101 ELLIOT LANE	GOLDEN	CO 80403	USA	ORDINARY SHARES OF 2.5P	468	31-Oct-03
1368052	MRS	PATRICIA KAY	GOULD	12914 43RD AVE CT NW	GIG HARBOUR	WA 98332	USA	ORDINARY SHARES OF 2.5P	140	31-Oct-03
648860	MR	DAVID NORMAN	GREET	4535 E 104TH AVENUE	ANCHORAGE	ALASKA 99516	USA	ORDINARY SHARES OF 2.5P	588	31-Oct-03
4777371	MS	VIOLA	GRIBAUSKAS	1079 E BEECH CIRCLE	COTTONWOOD	AZ 86326-4229	USA	ORDINARY SHARES OF 2.5P	1224	31-Oct-03
1893344	MR	GEORGE	GRUNDY	13609 QUERY MILL ROAD	NORTH POTOMAC	MD 20878	UNITED STATES OF AMERICA	ORDINARY SHARES OF 2.5P	249	31-Oct-03
976262		UDAY	GULGULE	C/O MRS VANITA NAYAK	15 BERRYL COURT	SEWELL	NJ 08080	ORDINARY SHARES OF 2.5P	56	31-Oct-03
4778013	MS	MARION HAMILTON	GURNEE	RT 3 BUCKWHEAT BRIDGE ROAD 37	GERMANTOWN	NY 12526-5502	USA	ORDINARY SHARES OF 2.5P	997	31-Oct-03
4679400	MS	SUSAN CHRISTINE	HABELOW	1 ECHO LANE	WOODSIDE	CALIFORNIA 94062-4801	U S A	ORDINARY SHARES OF 2.5P	51	31-Oct-03
676794	DR	AGA ZIA	HAIDER	7807 BENT TREE DRIVE	AMARILLO TX 79121	USA		ORDINARY SHARES OF 2.5P	1300	31-Oct-03
35433	MS	ALLISON	HALE	916 HERMOSA WAY	MENLO PARK	CA 94025	USA	ORDINARY SHARES OF 2.5P	1612	31-Oct-03
4524318	MRS	JANET KATHERINE	HAND	CHATFIELD	PO BOX 37 WAINSCOTT	LONG ISLAND NEW YORK 11975	USA	ORDINARY SHARES OF 2.5P	27	31-Oct-03
4776468	MR	LEONARD	HANGARTNER	1601 AVE O	SCOTTSBLUFF	NE 69361-2253	USA	ORDINARY SHARES OF 2.5P	1451	31-Oct-03
5032212	MR	DAVID ROBERT	HANNAY	7 BEECHTREE LANE	PRINCETON	NEW JERSEY 08540	U S A	ORDINARY SHARES OF 2.5P	321	31-Oct-03
4874726	MRS	KATHLEEN JEAN	HANNMANN	961 WAIOLI STREET	HONOLULU	HAWAII	96825	ORDINARY SHARES OF 2.5P	50	31-Oct-03

2150457 MS	REBECCA	HARRIS	2743 WILDWOOD COURT	WINSTON	SALEM	N C 27103		ORDINARY SHARES OF 2.5P	267	31-Oct-03
4819694 MR	KEITH	HARRISON	911 CAMILE LANE	ALOMO	CALIFORNIA		94507	ORDINARY SHARES OF 2.5P	43	31-Oct-03
4777554 MS	RHONDA	HARTEN	108 BON AIRE CIRCLE W	SUFFERN	NY 10901-7000	USA		ORDINARY SHARES OF 2.5P	580	31-Oct-03
2590740 MRS	ANN M	HARTMAN	5722 WOODLAND CREEK	KINGWOOD	TEXAS 77345	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
4778081 MR	DON LEE	HARTMAN	150 MAGGIE BLUFF	LOOKOUT MOUNTAIN	GA 30750-4168	USA		ORDINARY SHARES OF 2.5P	1245	31-Oct-03
959876 MRS	ALISON	HARVEY	1180 HAZEL AVENUE	CAMPBELL	CA 95008	USA		ORDINARY SHARES OF 2.5P	56	31-Oct-03
2280547 MRS	SOHEILA	HATAMIAN	3172 CYPRESS COURT	MONMOUTH JCT	NJ 08852	USA		ORDINARY SHARES OF 2.5P	178	31-Oct-03
0481901A MS	SOHEILA	HATAMIAN	3172 CYPRESS COURT	MONMOUTH JCT	NJ 08852	USA		ORDINARY SHARES OF 2.5P	218	31-Oct-03
4476234 MISS	ALISON JANE	HAYLES	1430 BRIGHTON LANE	LAKE VILLA	60046	ILLINOIS		ORDINARY SHARES OF 2.5P	260	31-Oct-03
4297784 MISS	RONA MARY CATHERINE	HENDERSON	810 PATTEE DRIVE	WAUPUN	WISCONSIN 53963-1760	USA		ORDINARY SHARES OF 2.5P	293	31-Oct-03
5027885 MR	WILLIAM SCOUGAL	HENDERSON	8621 FOREST GLEN DRIVE	IRVING	TEXAS 75063	U S A		ORDINARY SHARES OF 2.5P	407	31-Oct-03
5080883 MR	SHULEM YAKOV SCHMIELE	HERBST	1418 46TH STREET	BROOKLYN	NY 11219	USA		ORDINARY SHARES OF 2.5P	181	31-Oct-03
4686480 MS	SUZETTE	HERRMANN	302 PHILADELPHIA AVENUE	TAKOMA PARK MD	20912	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
4275423 MR	MARCEL	HIBBERT	1592 COVINGTON AVENUE	WESTLAKE WILLAGE	CALIFORNIA 91361	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
0427774A MRS	JACQUELINE	HILL	7 WOODHAVEN CRESCENT	MERRYMACK	NH 03054	USA		ORDINARY SHARES OF 2.5P	47	31-Oct-03
4581068	MICHAEL G	HOLLIS	5359 PIONEER FORK ROAD	SALT LAKE CITY	UTAH 84108	USA		ORDINARY SHARES OF 2.5P	199	31-Oct-03
1302339 MR	PETER JOHN	HONIGMANN	615 CHATHAM LANE	BLUE BELL	PA 19422 USA			ORDINARY SHARES OF 2.5P	324	31-Oct-03
3443645 MS	JILL	HOUGH	320 SPALDING DRIVE NE	ATLANTA	GEORGIA 30328	U S A		ORDINARY SHARES OF 2.5P	109	31-Oct-03
4126100 MRS	LORRAINE ANN	HOUGHTON	2086 MORENCY DRIVE	RICHLAND	WASHINGTON	99352-9514		ORDINARY SHARES OF 2.5P	302	31-Oct-03
0477791A MR	MARVIN	HOWICK	20502 MARINE DR F1	STANWOOD	WA 98292-7834	USA		ORDINARY SHARES OF 2.5P	565	31-Oct-03
4777473 MS	JANET	HUBER	810 WALNUT STREET	CHEROKEE	IA 51012-1568	USA		ORDINARY SHARES OF 2.5P	1013	31-Oct-03
4960792 MRS	VERONICA	HUDSON	509 SOUTH 24TH STREET	PHILADELPHIA	PA 19146	USA		ORDINARY SHARES OF 2.5P	145	31-Oct-03
4653787 MR	RICHARD	HULL	1522 MAINSAIL DRIVE	APT 8	NAPLES	FL 34114		ORDINARY SHARES OF 2.5P	63	31-Oct-03
4712287 MR	CHRISTOPHER	HUNT	1606 DEEP POINT ROAD	WOOLFORD	MD 21677	UNITED STATES OF AMERICA		ORDINARY SHARES OF 2.5P	248	31-Oct-03
3443650 MR	MICHAEL C	HUNTLEY	320 SPALDING DRIVE	ATLANTA	GA 30328	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
1308885 MR	GRAEME A	HUTCHEON	46 TYLER DRIVE	ESSEX JUNCTION	VERMONT		5452	ORDINARY SHARES OF 2.5P	589	31-Oct-03
4839655 MRS	RENEE MARY	HUTCHEON	19 ACADIA DRIVE	ROCKLAND	MAINE 04841	USA		ORDINARY SHARES OF 2.5P	195	31-Oct-03
1764416 MRS	LESLEY MARGARET	HUTT	C/O MR HUTT BAE SYSTEMS	RO DEFENSE	48 RAWLS SPRING LOOP ROAD	BUILDING A HATTIESBURG		ORDINARY SHARES OF 2.5P	384	31-Oct-03
4809698 MR	PAUL	HUTTON	6535 NORTH SHORE WAY	NEWMARKET	MARYLAND		2177	ORDINARY SHARES OF 2.5P	96	31-Oct-03
0479521A	RAYMOND	IVASKA	137 BIRCH LANE	BOX 466	NORTH FALMOUTH	MA 02556 0466		ORDINARY SHARES OF 2.5P	1245	31-Oct-03
2120092 MRS	CHEOK-YEE	JENNINGS	4601 NORTH PARK AVENUE	APARTMENT 207	CHEVY CHASE MD 20815	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
2120105 MR	CHRISTOPHER JOHN	JENNINGS	4601 NORTH PARK AVENUE	APARTMENT 207	CHEVY CHASE	MD 20815 USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
2533494 DR	XIAOGUANG	JIA	966 CAPE ANITA PLACE	SAN JOSE	CA95133	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
1357406 DR	FRANCIS	JOHNSON	18 CORAWAY ROAD	SETAUKET	NEW YORK 11733	USA		ORDINARY SHARES OF 2.5P	660	31-Oct-03
4610546 MR	JAMES EZRA	JOHNSON	900 4TH AVENUE NORTH	SAUK RAPIDS	MINNESOTA 56379	USA		ORDINARY SHARES OF 2.5P	250	31-Oct-03
3328112 MRS	LINDA MARY	JOHNSON	5559 THOMPSONVILLE HIGHWAY	THOMPSONVILLE	MICHIGAN 49683	U S A		ORDINARY SHARES OF 2.5P	109	31-Oct-03
0429204A MRS	BETTY YVONNE	JONES	1300 SOUTHEDGE DRIVE	LITTLE ROCK	ARKANSAS 72227-5631	USA		ORDINARY SHARES OF 2.5P	109	31-Oct-03
1235461 MRS	PAULINE	JONES	3404 MANSFIELD ROAD	FALLS CHURCH	VA 22041	USA		ORDINARY SHARES OF 2.5P	233	31-Oct-03
2772692 MR	REYNOLD UTHER	JONES	5204 PADUA WAY	LAS VEGAS	NEVADA	89107 USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
1235477 MR	ROBERT JOHN	JONES	3404 MANSFIELD ROAD	FALLS CHURCH	VA 22041	USA		ORDINARY SHARES OF 2.5P	233	31-Oct-03
4778162	ADDIE	JORDAN	291 RICHLAND AVENUE	SAN FRANCISCO	CA 94110-5841	USA		ORDINARY SHARES OF 2.5P	210	31-Oct-03
4776452 MR	DAVID	JOSEPH	331 HOWARD SREET	PETALUMA	CA 94952-2720	USA		ORDINARY SHARES OF 2.5P	337	31-Oct-03
3529545 MR	MICHAEL ALAN	JOY	1537 CENTER STREET	BETHLEHEM	PA 18018	USA		ORDINARY SHARES OF 2.5P	128	31-Oct-03
5033539 MRS	KARIN RUTH	KASUGA	6 PLOVER COURT	ALAMEDA	CA 94501	U S A		ORDINARY SHARES OF 2.5P	108	31-Oct-03
2343593 MISS	PATRICIA	KELLY	722 27TH AVENUE	SAN FRANCISCO	CA 94121	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
3759232 MRS	SHEELAGH BUTLER	KELLY	8 WINTERBERRY WAY	BEDFORD	MA 01730	USA		ORDINARY SHARES OF 2.5P	57	31-Oct-03
4737355 MR	IAIN MERRICK	KERR	2410 SNOWBERRY RIDGE COURT	WEST LINN	OREGON 97068	USA		ORDINARY SHARES OF 2.5P	1025	31-Oct-03
4747576 MRS	LORRAINE	KERR	26 MONTICELLO DRIVE	LAKE OSWEGO	OREGON 97035	USA		ORDINARY SHARES OF 2.5P	445	31-Oct-03
3483345 MR	VALLY MOHAMMED	KHAMISANI	ROOM 427	INTERNATIONAL HOUSE	1414 EAST 59TH STREET	CHICAGO ILLINOIS 60637		ORDINARY SHARES OF 2.5P	259	31-Oct-03
2332330 MR	NAJMUDDIN	KHAN	2016 GLENBUCK COVE	GERMANTOWN	MEMPHIS	TN 38139		ORDINARY SHARES OF 2.5P	88	31-Oct-03
1457748 DR	FAREED AL	KHORI	2711 CRANSTON ROAD APT B	PHILADELPHIA	PA 19131	USA		ORDINARY SHARES OF 2.5P	109	31-Oct-03
2330265 MS	SCHELLEY PATRICK	KIAH	6643 EMMET TERRACE	LOS ANGELES	CA 90068	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
4776925 MS	CAROLYN RUTH	KRIZAK	722 MESSIAH VILLAGE	P O BOX 2015	MECHANICSBURG	PA 17055-2015		ORDINARY SHARES OF 2.5P	2491	31-Oct-03
3705481 DR	SARVADAMAN JEET	KUMAR	1016 PARK AVENUE	OCONTO	WI 54153	USA		ORDINARY SHARES OF 2.5P	535	31-Oct-03
819774 MRS	SIEUWKE VAN DER	LAAN	22811	EAGLE WATCH COURT	KATY	TEXAS 77450		ORDINARY SHARES OF 2.5P	219	31-Oct-03
3387019 MR	HUGH FRANCIS	LAGAN	1030 MALLETWOOD DRIVE	BRANDON	FLORIDA 33510-2572	U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4320013 MR	DARRYL GAYLE	LAMBETH	15107 HEATHRIDGE DRIVE	TAMPA	FLORIDA 33625	USA		ORDINARY SHARES OF 2.5P	1555	31-Oct-03
1970722 MRS	SHEILA ELISABETH	LAMBETH	15107 HEATHRIDGE DRIVE	TAMPA	FLORIDA 33625	USA		ORDINARY SHARES OF 2.5P	109	31-Oct-03
2183827 MR	FRED	LATHAM	210 DEL MESA CARMEL	CARMEL	CALIFORNIA 93923	USA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
0215628A MRS	ANGELA	LAVASANI	3828 NW HILTON HEAD TERR	PORTLAND	OR 97229	U S A		ORDINARY SHARES OF 2.5P	97	31-Oct-03
2512959 MR	ARTHUR LESLIE JAMES	LAWRENCE	861 N BLUE BEECH LANE	CRAWFORDSVILLE	IN 47933	USA		ORDINARY SHARES OF 2.5P	1107	31-Oct-03
3974668 MR	PETER	LAWSON	5292 HOWELL STREET	ARVADA	COLORADO		80003	ORDINARY SHARES OF 2.5P	56	31-Oct-03
4451273 MRS	JENNIFER VIVIAN	LAY	208 CASCADE ROAD	STAMFORD	CT 06903	USA		ORDINARY SHARES OF 2.5P	75	31-Oct-03
4623767 MR	CRAWFORD	LEITCH	1222 LELAND WAY B	BURBANK	CA 91504	USA		ORDINARY SHARES OF 2.5P	119	31-Oct-03
3520728 MR	BRIAN KEITH	LEVER	16788 EAST BELLEVIEW PLACE	CENTENNIAL	COLORADO 80015	USA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
3520749 MR	BRIAN KEITH	LEVER	16788 EAST BELLEVIEW PLACE	CENTENNIAL	COLORADO 80015	USA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
3520733 MR	BRIAN KEITH	LEVER	16788 EAST BELLEVIEW PLACE	CENTENNIAL	COLORADO 80015	USA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
2865643 MRS	HELEN	LEVER	16788 EAST BELLEVIEW PLACE	CENTENNIALL	COLORADO 80015	USA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
2310027 MRS	HAN-MEI	LIN	143 EAST MIRROR RIDGE CIRCLE	HAZELCREST	THE WOODLANDS	TEXAS 77382		ORDINARY SHARES OF 2.5P	97	31-Oct-03
2253890 MS	SUSAN REBECCA	LINNELL	53 VAN PATTEN PKWY	BURLINGTON	VT 05401	USA		ORDINARY SHARES OF 2.5P	128	31-Oct-03
5040582 MISS	ELAINE	LISTER	205 VIA SAN ANDREAS	SAN CLEMENTE	CA 92672	USA		ORDINARY SHARES OF 2.5P	175	31-Oct-03

2354751	MR	EHRLICH DA VICTORIA	LOBO	435 HIGH BROOK DRIVE	ATLANTA	GA 30342	USA		ORDINARY SHARES OF 2.5P	105	31-Oct-03
2354767	MRS	ELAINE DA VICTORIA	LOBO	435 HIGH BROOK DRIVE	ATLANTA	GA 30342	USA		ORDINARY SHARES OF 2.5P	105	31-Oct-03
1398422	MR	JOSEPH	LOGAN	1303 SE 40TH STREET	CAPE CORAL	FLORIDA 33904	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
0482596A	MR	DAVID	LONDAGIN	C/O ASSOCIATED BOX COMPANY	PO BOX 10370	GLENDALE	CA 91209-3370		ORDINARY SHARES OF 2.5P	5	31-Oct-03
1290099	MR	MICHAEL RICHARD TIGHE	LOW	4 CARREN CIRCLE	HUNTINGTON	NY 11743	USA		ORDINARY SHARES OF 2.5P	293	31-Oct-03
4777507	MS	ROSALINE	LYNCH	2321 RIVERMONT DRIVE	KINGSPORT	TN 37660-2314	USA		ORDINARY SHARES OF 2.5P	123	31-Oct-03
4777549	MS	ROSALINE	LYNCH	2321 RIVERMONT ROAD	KINGSPORT	TN 37660-2314	USA		ORDINARY SHARES OF 2.5P	522	31-Oct-03
4748270	MR	DONALD GRANT	MACDONALD	3523 EAST PINE BROOK WAY	HOUSTON	TEXAS 77059	USA		ORDINARY SHARES OF 2.5P	173	31-Oct-03
4844361	MRS	MARGARET MARY	MACKAY	124 UTICA ROAD	CLINTON	NEW YORK STATE		13323	ORDINARY SHARES OF 2.5P	265	31-Oct-03
3759253	MR	DONALD IAIN ARCHIBALD	MACLEOD	536 SOUTH RIOS AVENUE	SOLANA BEACH	CALIFORNIA 92075	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
487480	MRS	JEAN	MACLEOD	231 RABBIT TRAIL ROAD	LEOMA	TENNESSEE		38468	ORDINARY SHARES OF 2.5P	324	31-Oct-03
1369878	MR	NORMAN	MACLEOD	1211 BLADESDALE COURT	KATY	TEXAS 77494	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
5056547	MRS	RACHEL ANN	MACRITCHIE	13017 SW KNAUS ROAD	LAKE OSWEGO	OREGON 97034	U S A		ORDINARY SHARES OF 2.5P	2351	31-Oct-03
0147708A	MR	BUDHADEB	MAHAKUL	1509 CANYON RUN ROAD	NAPERVILLE	IL 60565	USA		ORDINARY SHARES OF 2.5P	4102	31-Oct-03
1477074	MRS	KRISHNAKOLI	MAHAKUL	1509 CANYON RUN ROAD	NAPERVILLE	IL 60565	USA		ORDINARY SHARES OF 2.5P	4253	31-Oct-03
3370451	MR	DANIEL MARTIN	MAHONEY	3620 PILGRIM LANE	ALTUSIM	OKLAHOMA 73521	USA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
4920836	MRS	JANE	MALEY	1087 EAST JARVIS STREET	APARTMENT 102 SHOREWOOD	WISCONSIN 53211	UNITED STATES OF AMERICA		ORDINARY SHARES OF 2.5P	56	31-Oct-03
4226254	DR	MRIDULLA	MALLIK	12103 COUNTY LINE ROAD	CHESTERLAND	OHIO 44026	USA		ORDINARY SHARES OF 2.5P	412	31-Oct-03
2826298	MRS	ALICE MARY	MARCOM	2 DAY LILY PLACE	THE WOODLANDS TX 77381	USA			ORDINARY SHARES OF 2.5P	88	31-Oct-03
1297911	MR	COLIN RAYMOND	MARTIN	P O BOX 39	IONIA	NEW YORK 14475-0039	U S A		ORDINARY SHARES OF 2.5P	239	31-Oct-03
4727385	MR	CHARLES ROBERT SCOTT	MARWICK	3219 VOLTA PLACE N W	WASHINGTON D C 20007	U S A			ORDINARY SHARES OF 2.5P	535	31-Oct-03
4777494		DANIEL	MASONE	531-67TH STREET	HOLMES BEACH	FL 34217-1202	USA		ORDINARY SHARES OF 2.5P	181	31-Oct-03
4740372	MRS	CREMILDE	MATIAS	164 SHARP STREET	NORTH DARTMOUTH	MASSACHUSETTS		2747	ORDINARY SHARES OF 2.5P	51	31-Oct-03
2992174	MR	ANTHONY MICHAEL	MATTHEWS	845 KINGS RIDGE ROAD	CARROLLTON	KENTUCKY	KY 41008		ORDINARY SHARES OF 2.5P	105	31-Oct-03
0486708A	MR	ARTHUR EDWIN	MATTHEWS	11 GREEN TERRACE	MANHASSET	NY 11030	USA		ORDINARY SHARES OF 2.5P	105	31-Oct-03
0299218A	MRS	MARGARET ELLEN	MATTHEWS	845 KINGS RIDGE ROAD	CARROLLTON	KENTUCKY KY41068	USA		ORDINARY SHARES OF 2.5P	105	31-Oct-03
4777120	MS	PATRICIA PEYTON	MCALPIN	222 WILDROSE AVENUE	SAN ANTONIO	TX 78209-3815	USA		ORDINARY SHARES OF 2.5P	467	31-Oct-03
3368288	MRS	DORIS	MCCOLGAN	3251 SOUTHFIELD LN	SARASOTA FL 34239	USA			ORDINARY SHARES OF 2.5P	96	31-Oct-03
5111567	MR	SCOTT WILLIAM	MC-CUBBIN	807 S RIVER ROAD	NAPERVILLE	IL 60540	U S A		ORDINARY SHARES OF 2.5P	649	31-Oct-03
3027124	MS	ROSEMARY ANN	MCCUSKER	PO BOX 946	FULSHEAR	TX 77441-0946	USA		ORDINARY SHARES OF 2.5P	105	31-Oct-03
5065130	MR	JAMES	MC-FADYEN	6128 COLISEUM STREET	NEW ORLEANS	LOUISIANA 70118	U S A		ORDINARY SHARES OF 2.5P	350	31-Oct-03
5116031	MS	DOREEN JOYCE	MC-KECHNIE	131 MERION ROAD	DOVER	DELAWARE	DE 19904-1571		ORDINARY SHARES OF 2.5P	540	31-Oct-03
3324470	MRS	HAZEL DAWN	MCKEOWN	2052 COUNTRY CLUB DRIVE	DAYTONA BEACH	FLORIDA 32124	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
3324486	MISS	LISA KATE	MCKEOWN	2052 COUNTY CLUB DRIVE	DAYTONA BEACH	FLORIDA 32124	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
3324491	MR	PAUL GERRARD	MCKEOWN	2052 COUNTY CLUB DRIVE	DAYTONA BEACH	FLORIDA 32124	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
5089337	MR	GREGORY	MC-LEAN	27 ROMERLY ROAD	THE LANDINGS	SAVANNAH	GEORGIA 31411		ORDINARY SHARES OF 2.5P	351	31-Oct-03
3728957	MISS	ANNE MARGARET	MCLINTIC	SPAULDING MOUNTAIN FARM	37 HARTWELL ROAD	STRONG	ME 04983		ORDINARY SHARES OF 2.5P	56	31-Oct-03
2217725	MISS	ALISON FRANCES	MCNAUGHT	1101 ECLIO ST	SANTA MONICA	CA90403	USA		ORDINARY SHARES OF 2.5P	123	31-Oct-03
4776405		ELEANOR	MEYER	450 OLD SAN FRANCISCO ROAD F106	SUNNYVALE	CA 94086-6371	USA		ORDINARY SHARES OF 2.5P	247	31-Oct-03
3759768	MRS	PATRICIA DOROTHY JOAN	MILES	7411 TAWAS AVENUE	KALAMAZOO	MI 49009	USA		ORDINARY SHARES OF 2.5P	98	31-Oct-03
2703319	MR	ALAN RAY	MILLER	33 WALT WHITMAN BLVD	STAFFORD	VA 22554	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
4777447	MS	FRANCES	MILLER	21126 COUNTY ROAD 18	ARLINGTON	NE 68002	USA		ORDINARY SHARES OF 2.5P	123	31-Oct-03
4566977	DR	GEORGE ERNEST	MILLER	12 PERKINS COURT	IRVINE	CALIFORNIA 92612	USA		ORDINARY SHARES OF 2.5P	186	31-Oct-03
0197919A	MR	GRAHAM IRVING	MITCHELL	564 COUNTY ROAD 614	ASBURY NJ 08802	USA			ORDINARY SHARES OF 2.5P	105	31-Oct-03
843731	MR	RICHARD	MITCHELL	C/O 697 BALMORAL ROAD	WINTER PARK	FLORIDA 32789	USA		ORDINARY SHARES OF 2.5P	242	31-Oct-03
0126373A	MR	RICHARD	MITCHELL	697 BALMORAL ROAD	WINTER PARK	FLORIDA		32789	ORDINARY SHARES OF 2.5P	119	31-Oct-03
0129517A	MISS	SHIRLEY ANN	MOFFAT	13534 CLARETON LANE	CYPRESS	TEXAS 77429	USA		ORDINARY SHARES OF 2.5P	128	31-Oct-03
1255443	MRS	TASNEEM	MOHAMMED	ANALOG DEVICES	21 OSBORN STREET	CMABRIDGE	MASSACHUSETTES		ORDINARY SHARES OF 2.5P	233	31-Oct-03
671687	MR	ZUALFQUAR	MOHAMMED	ANALOG DEVICES	21 OSBORN STREET	CAMBRIDGE	MASSACHUSETTES MA 02139		ORDINARY SHARES OF 2.5P	233	31-Oct-03
3783231	MR	RODNEY PETER	MOORE	1070 NW 117TH AVENUE	CORAL SPRINGS	FLORIDA 33071	U S A		ORDINARY SHARES OF 2.5P	114	31-Oct-03
4787362	MRS	DAPHNE ELIZABETH	MORAN	164 THORNTON DRIVE	PALM BEACH GARDENS	FLORIDA 33418	U S A		ORDINARY SHARES OF 2.5P	1182	31-Oct-03
4666012	MRS	JOANNA LUCY	MORENO	11560 PENNEY ROAD	CONIFER	COLORADO 80433	USA		ORDINARY SHARES OF 2.5P	240	31-Oct-03
3738394	MR	GARRISON MASON	MORFIT	27/21 RITTONHOUSE STREET NW6	WASHINGTON DC 20015	U S A			ORDINARY SHARES OF 2.5P	84	31-Oct-03
2334427	MR	JAMES A	MORGAN	419 BEVERLY ROAD	RIDGEWOOD	NEW JERSEY		74500	ORDINARY SHARES OF 2.5P	4	31-Oct-03
2334432	MR	JAMES ALEXANDER	MORGAN	419 BEVERLY ROAD	RIDGEWOOD	NEW JERSEY	07450 U S A		ORDINARY SHARES OF 2.5P	4	31-Oct-03
2334448	MR	JAMES ALEXANDER	MORGAN	419 BEVERLY ROAD	RIDGEWOOD	NEW JERSEY		74500	ORDINARY SHARES OF 2.5P	4	31-Oct-03
2334411	MRS	SUSANNAH M	MORGAN	419 BEVERLY ROAD	RIDGEWOOD	NEW JERSEY	07450 U S A		ORDINARY SHARES OF 2.5P	4	31-Oct-03
1600928	MR	ADAM OGILVE	MOULDEN	135 LAUREL WAY	MOUNTAIN VIEW	CA 94040	USA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
4497681	MRS	VALANTINE	MOULLIN	CORAL RIDGE TOWENS EAST	3300 NE 36TH STREET	APARTMENT 320	FORT LAUDERDALE FL33308		ORDINARY SHARES OF 2.5P	174	31-Oct-03
4790557	MR	HUGH JOSEPH	MULLAN	13055 SOUTHWEST PRINCETON	LAKE OSWEGO	OREGON		97035	ORDINARY SHARES OF 2.5P	690	31-Oct-03
5012191	MR	DAVID IAN	MURRAY	1667C KANEPOONUI ROAD	KAPAA	KAUAI	HI 96746		ORDINARY SHARES OF 2.5P	347	31-Oct-03
1306945	MR	JAMES	MURRAY	615 NOE STREET	APT 3	SAN FRANCISCO	CA 94114 USA		ORDINARY SHARES OF 2.5P	233	31-Oct-03
2767113	MRS	KAY CHRISTINE	MURRAY	17 CARTER DRIVE	CHELMSFORD	MA 01824	U S A		ORDINARY SHARES OF 2.5P	97	31-Oct-03
5012204	MR	RONALD FREDERICK	MURRAY	12411 SHADY DOWNS DRIVE	HOUSTON	TEXAS	U S A		ORDINARY SHARES OF 2.5P	348	31-Oct-03
511101	MISS	JEAN MUIRHEAD	NEIL	12 ASPEN WAY	MORRISTOWN	NJ 07960	USA		ORDINARY SHARES OF 2.5P	324	31-Oct-03
836526	MR	ROBERT FRANK BRIAN	NELSON	28 SANTA CRUZ	RANCHO SANTA MARGARITA	CALIFORNIA 92688	U S A		ORDINARY SHARES OF 2.5P	1180	31-Oct-03
1371017	MR	JAMES THOMAS KENNEDY	NESS	4519 BRANCHMEAD COURT	KATY	TEXAS 77450	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
1710187	MRS	KIRSTEN DANIELLE	NEWBLE	1465 POTTER LANE	WAYNE	PA19087 1336	USA		ORDINARY SHARES OF 2.5P	105	31-Oct-03
0222779A	MR	MARC	NEWMAN	11 TIGERS COURT	MERCERVILLE	NJ 08619	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4778238	MS	MARION	NIEMEYER	403 DEBORAH LN	MOUNT PROSPECT	IL 60056-2821	USA		ORDINARY SHARES OF 2.5P	393	31-Oct-03
2289011	MRS	JULIA LOW	NORMAN	PO BOX 1295	VINEYARD HAVEN	MA 02538	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03

2202073	DR	MOHAMED HESHAM	NOWERA	1907 TONDOLEA LANE	LA CANADA FLINTRIDGE	CA 91011 1551	USA		ORDINARY SHARES OF 2.5P	92	31-Oct-03
2202089	MRS	MONA RIAD	NOWERA	1907 TONDOLEA LANE	LA CANADA FLINTRIDGE	CA 91011 1551	USA		ORDINARY SHARES OF 2.5P	92	31-Oct-03
2202094	MRS	MONA RIAD	NOWERA	1907 TONDOLEA LANE	LA CANADA FLINTRIDGE	CA 91011 1551	USA		ORDINARY SHARES OF 2.5P	92	31-Oct-03
3459576	MRS	MONA RIAD	NOWERA	1907 TONDOLEA LANE	LA CANADA FLINTRIDGE	CA 91011 1551	USA		ORDINARY SHARES OF 2.5P	92	31-Oct-03
2370422	MR	CHRISTOPHER LAIRD	NUTTALL	1201 HUDSON STREET	APARTMENT 1101	HOBOKEN	NJ 07030-7406		ORDINARY SHARES OF 2.5P	105	31-Oct-03
0225258A	MR	PETER FRANCIS	OCONNELL	330 EAST 240TH STREET	BRONX	NEW YORK 10470	U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4520430	MR	TREVOR ARTHUR	ODELL	163 CRANBERRY DRIVE	HOPEWELL JUNCTION	NY 12533	USA		ORDINARY SHARES OF 2.5P	416	31-Oct-03
1415141	MISS	FAY	ODONNELL	910 WRIGHT AVENUE	MOUNTAIN VIEW	CALIFORNIA 94043	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
828663	MR	JOSEPH	ODONOGHUE	401 EAST 89TH STREET	APARTMENT 10J	NEW YORK	NY 10128		ORDINARY SHARES OF 2.5P	589	31-Oct-03
3401945	MS	MARIE THERESA	OHARA	278 ASPETUCK RIDGE ROAD	NEW MILFORD	CT 06776	USA		ORDINARY SHARES OF 2.5P	109	31-Oct-03
0364736A	MR	FRANCES	OHARE	1207 SOUTH BUENA VISTA	HEMET	CALIFORNIA 92543	USA		ORDINARY SHARES OF 2.5P	109	31-Oct-03
4776410		STANLEY	OLDAKER	945 NEWPORT STREET	OCEANSIDE	CA 92057-4214	USA		ORDINARY SHARES OF 2.5P	677	.31-Oct-03
4602427		ANGELA	O'ROURKE	111 HAWTHORN PLACE	BRIARCLIFF	NEW YORK	10510 USA		ORDINARY SHARES OF 2.5P	47	31-Oct-03
4776473	MR	WILLIAM	OVERBEY	BOX 38	RUSTBURG	VA 24588-0038	USA		ORDINARY SHARES OF 2.5P	499	31-Oct-03
4777993	MS	LOUISE	PALLA	BOX 194	PLEASANT HILL	TN 38578-0194	USA		ORDINARY SHARES OF 2.5P	222	31-Oct-03
3428352	MR	J	PANCHAL	3904 CREEK BANK DRIVE	EDMOND OK 73003	USA			ORDINARY SHARES OF 2.5P	3	31-Oct-03
3428347	MRS	T	PANCHAL	1201 NW	182ND ST	EDMOND	OKLAHOMA 73003		ORDINARY SHARES OF 2.5P	3	31-Oct-03
5125064	MR	JOHN WILLIAM	PANKHURST	4423 LAKERIDGE DRIVE	INDIANOPOLIS	IN 46234	USA		ORDINARY SHARES OF 2.5P	29	31-Oct-03
5063812	MRS	WENDY ELIZABETH	PAPP	12805 US HIGHWAY 31 N	APT 3	CHARLEVOIX	MI 49720-1199		ORDINARY SHARES OF 2.5P	1568	31-Oct-03
5065499	MR	PEYTON MICHAEL	PARR	601 NW 14TH STREET	OKLAHOMA CITY	OK 73103	USA		ORDINARY SHARES OF 2.5P	926	31-Oct-03
154885	MR	DINESH	PATEL	2867 SPICEWOOD LANE	KENNESAW	GEORGIA	GA 30152-7416		ORDINARY SHARES OF 2.5P	500	31-Oct-03
3285824	MR	HEMANT KUMAR	PATEL	15734 SPRINGFIELD DRIVE	SUGARLAND	TEXAS TX77478	U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
3287657		HEMANT KUMAR	PATEL	15734 SPRINGFIELD DRIVE	SUGARLAND	TEXAS TX77478	U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
141599	MRS	INDUMATI	PATEL	9310 WESTOVER CLUB CIR	WINDERMERE	FL34786 6239	ORLANDO		ORDINARY SHARES OF 2.5P	3400	31-Oct-03
3285325	MRS	NILA	PATEL	15734 SPRINGFIELD DRIVE	SUGARLAND	TEXAS TX77478	U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
3285330	MRS	NILA	PATEL	15734 SPRINGFIELD DRIVE	SUGARLAND	TEXAS TX77478	U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
2190930	MRS	NILAM	PATEL	17601 NORTH 56TH PLACE	SCOTTSDALE	ARIZONA 85254	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
2190946	MR	PRAFUL	PATEL	17601 NORTH 56TH PLACE	SCOTTSDALE	ARIZONA	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
0278348A	MR	SHAILESH	PATEL	900 REBBECCA COURT	SCHAUMBURG		601193 ILLNOIS		ORDINARY SHARES OF 2.5P	96	31-Oct-03
2783388	DR	SHAILESH	PATEL	900 REBBECCA COURT	SCHAUMBURG		601193 ILLNOIS		ORDINARY SHARES OF 2.5P	96	31-Oct-03
2783508		SHAILESH S	PATEL	900 REBBECCA COURT	SCHAUMBURG		601193 ILLNOIS		ORDINARY SHARES OF 2.5P	96	31-Oct-03
2783495	MRS	SHILA S	PATEL	900 REBBECCA COURT	SCHAUMBURG		601193 ILLNOIS		ORDINARY SHARES OF 2.5P	96	31-Oct-03
4808742	MRS	LEONA MILES	PATON	C/O MR W V PATON	AHLSTROM	2 ELM STREET	WINDSOR LOCKS		ORDINARY SHARES OF 2.5P	106	31-Oct-03
4655996		MOIRA	PEARSON	2005 WHITE OAK ROAD	RALEIGH NC 27608	USA			ORDINARY SHARES OF 2.5P	96	31-Oct-03
1208752	MRS	ANNE FRANCIS	PENFOUND	523 NE HAZELFERN PLACE	PORTLAND	OREGON 97232	USA		ORDINARY SHARES OF 2.5P	293	31-Oct-03
5081836	MRS	ANNE FRANCES	PENFOUND	523 HAZELFERN PLACE	PORTLAND	OREGON		97232	ORDINARY SHARES OF 2.5P	96	31-Oct-03
0193478A	MR	JAMES IAN	PERCIVAL	5 EMERY AVE	MENDHAM	NJ 07945	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
5112180	MRS	LINDA	PFAELZER	542 20TH AVENUE	INDIAN ROCKS BEACH	FLORIDA		34635	ORDINARY SHARES OF 2.5P	48	31-Oct-03
2554170	MRS	NEELAM	PHAKEY	29 SPRING GARDEN DRIVE	MADISON	NEW JERSEY 07940	USA		ORDINARY SHARES OF 2.5P	195	31-Oct-03
893519	DR	CHRISTOPHER JOHN	PHILLIPS	240 BOTANICAL CIRCLE	ANCHORAGE	ALASKA 99515	USA		ORDINARY SHARES OF 2.5P	265	31-Oct-03
893524	MRS	TAMERA RENE	PHILLIPS	240 BOTANICAL CIRCLE	ANCHORAGE	ALASKA 99515	USA		ORDINARY SHARES OF 2.5P	265	31-Oct-03
2210001	MISS	CYNTHIA SUZANNE	PLOUGH	2324 OLYMPIC AVENUE	MENLO PARK	CALIFORNIA 94025	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
0477704A	MS	ALICE	POLANCO	1555 PIIKEA STREET	HONOLULU	HI 96818-1842	USA		ORDINARY SHARES OF 2.5P	337	31-Oct-03
2594526	MRS	MARIETTA	PORTLAND	1372 DORNEY AVENUE	ALLENTOWN PA 19103	USA			ORDINARY SHARES OF 2.5P	88	31-Oct-03
2594568	MR	THOMAS LAWRENCE	PORTLAND	1372 DORNEY AVENUE	ALLENTOWN PA 19103	USA			ORDINARY SHARES OF 2.5P	88	31-Oct-03
2594547	MR	THOMAS LAWRENCE	PORTLAND	1372 DORNEY AVENUE	ALLENTOWN PA 18103	USA			ORDINARY SHARES OF 2.5P	88	31-Oct-03
2594552	MR	THOMAS LAWRENCE	PORTLAND	1372 DORNEY AVENUE	ALLENTOWN PA18103	USA			ORDINARY SHARES OF 2.5P	88	31-Oct-03
2594531	MR	THOMAS LAWRENCE	PORTLAND	1372 DORNEY AVENUE	ALLENTOWN PA 18103	USA			ORDINARY SHARES OF 2.5P	88	31-Oct-03
5033625	MR	IAN FRANCIS	PRENTICE	3423 CORNELL PLACE	CINCINNATI	OHIO	45220-1501		ORDINARY SHARES OF 2.5P	145	31-Oct-03
2349005	MR	PAUL GRAEME	PREW	2322 NORTH LAKEWOOD AVENUE	CHICAGO IL		60614 USA		ORDINARY SHARES OF 2.5P	215	31-Oct-03
5123166	MR	PIERRE JOHN DE	PREZ	18028 N 15TH STREET	PHOENIX AZ	85022-1266	USA		ORDINARY SHARES OF 2.5P	48	31-Oct-03
2437280	MR	ADRIAN DOMINIC	PRICE	5210 MORNINGSONG DRIVE	MEDINA	OHIO		44256	ORDINARY SHARES OF 2.5P	109	31-Oct-03
4777891	MS	SUE	QUAN	317 HARBOUR LIGHT ROAD	ALAMEDA	CA 94501-5965	USA		ORDINARY SHARES OF 2.5P	1245	31-Oct-03
4777431	MS	MARY	RAIDER	3955 CUMMINS FERRY ROAD	VERSAILLES	KY 40383-9672	USA		ORDINARY SHARES OF 2.5P	82	31-Oct-03
0477633A		KENNETH	RASMUSSEN	1915 KNAPP STREET	OSHKOSH	WI 54902-6612	USA		ORDINARY SHARES OF 2.5P	1945	31-Oct-03
3422663	MR	JOHN PATRICK O	REARDON	8 OAKLEY COURT	CHERRY HILL	NJ 08003	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
2116634	MR	CHALLA VEMA	REDDY	124 HIGHLAND ROAD	DOVER-FOXCROFT	ME 04426	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
0211664A	MR	CHALLA VEMA	REDDY	12 HIGHLAND ROAD	DOVER-FOXCROFT	ME 04426	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
1994811	MR	GREGORY ALAN	REED	7674 TRUMBLE ROAD	COLUMBUS	MI 48063	USA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
1882293	MRS	PATRICIA ANN	REED	5833 S E RIVERBOAT DRIVE 414	STUART	FL 34997	USA		ORDINARY SHARES OF 2.5P	185	31-Oct-03
0330692A	MR	ERIC WILLIAM	REID	1707 CAMINO DE VILLAS	BURBANK	CALIFORNIA	CA 91501 USA		ORDINARY SHARES OF 2.5P	601	31-Oct-03
0139130A	MR	GEORGE RODNEY	REID	704 HUBBARD DRIVE	LONGMONT	COLORADO 80501	USA		ORDINARY SHARES OF 2.5P	128	31-Oct-03
3340199	DR	HANY SADEK TADROUS	REZK	227 MOHAWK DRIVE	NEW CASTLE	PA 16105	USA		ORDINARY SHARES OF 2.5P	633	31-Oct-03
3340217	DR	HANY SADEK TADROUS	REZK	227 MOHAWK DRIVE	NEW CASTLE	PA 16105	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
3638282	DR	HANY SADEK TADROUS	REZK	227 MOHAWK DRIVE	NEW CASTLE	PA 16105	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
3340201	MRS	IRENE ADEL ANTOUN	REZK	227 MOHAWK DRIVE	NEW CASTLE	PA 16105	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
4804489	MR	MICHAEL	RICHARDS	2417 PINE RIDGE DRIVE	MODESTO	CALIFORNIA 95351-4861	U S A		ORDINARY SHARES OF 2.5P	213	31-Oct-03
4876313	MR	ANDREW DAVID	RILEY	4423 SOUTH WEST HAMILTON TERRACE	PORTLAND	OREGON 97201	USA		ORDINARY SHARES OF 2.5P	1410	31-Oct-03
5121913	MRS	BARBARA STEWART	ROBERTSON	923 70TH DRIVE EAST	SARASOTA		34243 FLORIDA		ORDINARY SHARES OF 2.5P	519	31-Oct-03
4778264	MS	JACKOLYN RAE	ROBERTSON	9 ROBERTS CT	MORAGA	CA 94556-1823	USA		ORDINARY SHARES OF 2.5P	560	31-Oct-03
4753985	MR	KENNETH BRIAN	ROBSON	6 WILLIAM STREET	CAMBRIDGE	MASSACHUSETTS 02139	USA		ORDINARY SHARES OF 2.5P	169	31-Oct-03

4863654	MR	EUAN STRANG	ROSS	14 PATTAGANSETT COURT 2	NIANTIC	CT 06357	USA		ORDINARY SHARES OF 2.5P	213	31-Oct-03
4981915	MISS	KATHERINE	RULE	425 EAST 63RD STREET	APARTMENT E8A	NEW YORK 10021	USA		ORDINARY SHARES OF 2.5P	364	31-Oct-03
4162459	DR	PETER JAEMS INGLIS	RUNCIMAN	INEOS ACRYLICS INC	7275 GOODLETT FARMS PARKWAY	CORDOVA	TN 38018 4909		ORDINARY SHARES OF 2.5P	62	31-Oct-03
4836799	MR	THOMAS DONALD MICHAEL	RUSSELL	774 CRAGMONT AVENUE	BERKELY	CALIFORNIA	CA94708		ORDINARY SHARES OF 2.5P	27	31-Oct-03
1486812	MRS	ROSAMUND BARBERA	SACKRIN	6522 GREENMOUNT DRIVE	WILLOWOOD ELKRIDGE	MARYLAND 21075	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
2202068	MRS	SAKINA MOHAMED EL	SADAT	1907 TONDOLEA LANE	LA CANADA FLINTRIDGE	CA 91011-1551	USA		ORDINARY SHARES OF 2.5P	92	31-Oct-03
3808922	MRS	ATTIA KAUSAR	SAEED	7975 22ND AVENUE NORTH	ST PETERSBURG	FLORIDA	USA		ORDINARY SHARES OF 2.5P	681	31-Oct-03
5033003	MR	SINCLAIR GORDON CROWTHER	SALISBURY	32 PROVIDENCE DRIVE	RICHBORO PA 18954 - 1660	U S A			ORDINARY SHARES OF 2.5P	28	31-Oct-03
3738684	MRS	DEANNE LYNN	SALSE	209 PLUM HILL DRIVE	WATSONVILLE	CALIFORNIA	95076 U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
2628220	MR	GRAHAM	SANFORD	C/O GENERAL DELIVERY	49 TUTHILL LANE	REMSENBURG	NY 11960		ORDINARY SHARES OF 2.5P	97	31-Oct-03
1079494	MR	MICHAEL BADEN	SAUNDERS	13729 THREE FATHOMS BANK DRIVE	CORPUS CHRISTI	TEXAS	TX 78418-6351		ORDINARY SHARES OF 2.5P	293	31-Oct-03
1079507	MRS	SHEILA MAY	SAUNDERS	13729 THREE FATHOMS BANK DRIVE	CORPUS CHRISTI	TEXAS	TX 78418-6351		ORDINARY SHARES OF 2.5P	293	31-Oct-03
4777580		VERN	SCHRAUT	1865 SO FRANKLIN STREET	DENVER	COLORADO 80210	USA		ORDINARY SHARES OF 2.5P	1130	31-Oct-03
4776967	MS	CELIA	SCHWARTZ	251 174TH STREET 1119	MIAMI BEECH	FL 33160-3357	USA		ORDINARY SHARES OF 2.5P	1365	31-Oct-03
3791405	REV	MARGARET ANNE	SCOTT	234 CANTERBURY ROAD	ROCHESTER	NEW YORK 14607	U S A		ORDINARY SHARES OF 2.5P	200	31-Oct-03
1729201	DR	ANTHONY	SEBASTIAN	12800 CASTLEROCK COURT	OKLAHOMA CITY	OK 73142	U S A		ORDINARY SHARES OF 2.5P	96	31-Oct-03
1729199	DR	ANTHONY	SEBASTIAN	12800 CASTLEROCK COURT	OKLAHOMA CITY	OK 73142	USA		ORDINARY SHARES OF 2.5P	194	31-Oct-03
1729183	DR	ANTHONY	SEBASTIAN	12800 CASTLEROCK COURT	OKLAHOMA CITY	OK 73142	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
1729217	DR	VERONIQUE	SEBASTIAN	12800 CASTLEROCK COURT	OKLAHOMA CITY	OK 73142	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
3811981	MRS	LINDA	SERRAGO	1310 WENDELL WAY	GARLAND	TEXAS 75043-1715	USA		ORDINARY SHARES OF 2.5P	87	31-Oct-03
4914202	MR	JOHN DANIEL	SERVICE	21312 LAKE FONTAL ROAD	MONROE	WA		98272	ORDINARY SHARES OF 2.5P	294	31-Oct-03
4778222				3750 RUM ROW	NAPLES	FL 34102-7865	USA		ORDINARY SHARES OF 2.5P	1130	31-Oct-03
5074244	MRS	DIANA	SHARKEY	126 ROCHELLE LANE	EGG HARBOUR TOWNSHIP	NEW JERSEY		8234	ORDINARY SHARES OF 2.5P	97	31-Oct-03
2731864	MRS	WENDY MICHELE	SHARKEY	139 FOX HILL ROAD	BENNINGTON	VERMONT 05201	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4606866	MS	MICHELE CATHERINE	SHARON	169 FRESH POND ROAD	EAST BRUNSWICK	NEW JERSEY		8816	ORDINARY SHARES OF 2.5P	62	31-Oct-03
0466929A	MRS	CHRISTINE ANNE	SHEEHI	4108 WHITEACRE ROAD	FAIRFAX	VIRGINIA 22032	USA		ORDINARY SHARES OF 2.5P	308	31-Oct-03
4776426		DEAN	SHEFFIELD	51 SOUTH FORT LANE	LAYTON	UT 84041-4317	USA		ORDINARY SHARES OF 2.5P	85	31-Oct-03
538854	MS	LAURA MARGARET	SHIELS	36 FLORENCE LANE	PRINCETON NJ 08540	U S A			ORDINARY SHARES OF 2.5P	200	31-Oct-03
1481619	MRS	JO ANN	SHIPLEY	166 DAWSON DRIVE	CASTLE ROCK CO 80104-2151	USA			ORDINARY SHARES OF 2.5P	294	31-Oct-03
4978258	MR	DAVID ROSS	SIME	5363 ASHCROFT ROAD	MINNETONKA	MN55345	USA		ORDINARY SHARES OF 2.5P	649	31-Oct-03
4560687	MRS	SALLY ELIZABETH	SIMPKINS	16530 WHISPERING OAKS LANE	FORT MILL SC 29708	USA			ORDINARY SHARES OF 2.5P	52	31-Oct-03
0465596A	MR	ROBERT	SKEA	4813 LIVERPOOL LANE	RALEIGH NC 27604	USA			ORDINARY SHARES OF 2.5P	96	31-Oct-03
4778199	MS	LINDA LESLIE	SKOG	812 NO OAKES STREET	TACOMA	WA 98406-7310	USA		ORDINARY SHARES OF 2.5P	4	31-Oct-03
983590	MISS	ANNE MICHELE	SLAVOTINEK	4519 EVERETT ST	KENSINGTON	MD 20895	USA		ORDINARY SHARES OF 2.5P	1180	31-Oct-03
430366	MRS	CONNIE JO	SMITH	1080 SULIE LANE 153	SOUTH LAKE TAHOE	CALIFORNIA 96150	USA		ORDINARY SHARES OF 2.5P	56	31-Oct-03
0432904A	MRS	MARGARET ANNE	SMITH	813 CROSSFIELD PLACE	VENICE	FLORIDA		34293	ORDINARY SHARES OF 2.5P	362	31-Oct-03
982590	MRS	UTE MARIA	SMITH	7 WINDEMERE ROAD	WELLESLEY	MA 02481	USA		ORDINARY SHARES OF 2.5P	119	31-Oct-03
3146406	MS	JEAN VALERIE	SOUZA	5506 SADDLEBROOK COURT	BURKE	VA 22015	USA		ORDINARY SHARES OF 2.5P	105	31-Oct-03
3807627	MR	ANTHONY JOHN	SPURGIN	4252 HORTENSIA STREET	SAN DIEGO	CA 92103	USA		ORDINARY SHARES OF 2.5P	84	31-Oct-03
2427660	MR	PERCY WALTER	SPURGIN	C/O ANTHONY J SPURGIN ESQ	4252 HORTENSIA STREET	SAN DIEGO CA 92103	U S A		ORDINARY SHARES OF 2.5P	3	31-Oct-03
2084762	MR	GARRY NEIL	STACE	1524 WESTPORT CRESCENT	NEWPORT NEWS	23602 VIRGINIA	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4777183		SHAYA	STAROBIN	175 WEST BROADWAY	LONG BEACH	NY 11561-4053	USA		ORDINARY SHARES OF 2.5P	270	31-Oct-03
620520	MR	SCOTT GRAY	STEEDMAN	2014 HAMLIN VALLEY	HOUSTON	TX 77090	USA		ORDINARY SHARES OF 2.5P	130	31-Oct-03
2279185	MRS	MARGARET ANNE	STENSON	680 ATLANTIS ESTATES WAY	ATLANTIS	FLORIDA		33462	ORDINARY SHARES OF 2.5P	97	31-Oct-03
3470085	MR	WALTER ALEC	STENSON	680 ESTATES WAY	ATLANTIS	FLORIDA 33462	UNITED STATES OF AMERICA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
3470090	MR	WALTER ALEX	STENSON	680 ESTATES WAY	ATLANTIS	FLORIDA 33462	UNITED STATES OF AMERICA		ORDINARY SHARES OF 2.5P	97	31-Oct-03
4778217	MS	FELICIA HAMILTON	STEVENSON	2125 BINFORD STREET H-44	LARAMIE	WY 82072	USA		ORDINARY SHARES OF 2.5P	679	31-Oct-03
1370231	MR	DOUGLAS ROBERT	STEWART	C/O BHP PETROLEUM AMERICAS INC	1360 POST OAK BOULEVARD SUITE 500	HOUSTON	TEXAS 77056-3020		ORDINARY SHARES OF 2.5P	105	31-Oct-03
4777886		CLARENCE	STOOR	3428 POINT WHITE DRIVE NE	BAINBRIDGE ISLAND	WA 98110-4066	USA		ORDINARY SHARES OF 2.5P	85	31-Oct-03
4620691	MRS	ANNE ELIZABETH	STOREY	591 STRAUB ROAD WEST	MANSFIELD	OHIO 44904	USA		ORDINARY SHARES OF 2.5P	145	31-Oct-03
5035003	MRS	ANNE ELIZABETH	STOREY	2937 GREENSPIRE LANE	FAIRLAWN	OHIO 44333	USA		ORDINARY SHARES OF 2.5P	120	31-Oct-03
3746709	MR	ANDREW	STREET	196 MARTINE AVENUE	WHITE PLAINS 10601	NEW YORK	USA		ORDINARY SHARES OF 2.5P	27	31-Oct-03
3746696	MR	WILLIAM	STREET	196 MARTINE AVENUE	WHITE PLAINS 10601	NEW YORK	USA		ORDINARY SHARES OF 2.5P	27	31-Oct-03
3630755	MRS	CAROL ANN	SUTTON	302 WOODMERE WAY	PHOENIXVILLE	PA 19460	USA		ORDINARY SHARES OF 2.5P	96	31-Oct-03
3708685	MS	DIANE	SWARTZ	158 CAPTIAN EAMES CIRCLE	ASHLAND	MA 01721	USA		ORDINARY SHARES OF 2.5P	280	31-Oct-03
2328381	MR	FAIZALALI NAZIR	SYED	5000 N TRIPP AVENUE	CHICAGO	IL 60630	U S A		ORDINARY SHARES OF 2.5P	96	31-Oct-03
4621618	MR	ROBERT KENNETH	SYME	35 SAYBROOKE DRIVE	PENFIELD	NEW YORK		14526	ORDINARY SHARES OF 2.5P	57	31-Oct-03
4074800	MRS	MARGARET E	TAIT	452 WOODWARD COURT	LAKE FOREST	ILLINOIS 60045	USA		ORDINARY SHARES OF 2.5P	68	31-Oct-03
4074816	MR	MICHAEL J	TAIT	452 WOODWARD COURT	LAKE FOREST	ILLINOIS 60045	USA		ORDINARY SHARES OF 2.5P	68	31-Oct-03
4777029		VINCENNT	TALLERICO	87 16 PALMERO STREET	HOLLISWOOD	NY 11423-1222	USA		ORDINARY SHARES OF 2.5P	222	31-Oct-03
5121639	MR	EDWARD	TALONE	3118 GRACEFIELD ROAD	APT CC413	SILVER SPRINGS	MD 20904		ORDINARY SHARES OF 2.5P	186	31-Oct-03
270051	MISS	PHAIK LEE	TAN	635 KATHLEEN PLACE	WESTBURY	NEW YORK 11590	USA		ORDINARY SHARES OF 2.5P	800	31-Oct-03
4637575	MR	ANTHONY HUGH	TAYLOR	113 LOTUS CIRCLE	SAFETY HARBOR	FLORIDA 34695	USA		ORDINARY SHARES OF 2.5P	105	31-Oct-03
2572463	MR	IAN JAMES	TEMPLETON	P O BOX 1663	MONROE	NC 28111	U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4778115	MS	ANNETTE	THEODORATOS	3865 J ST	SACRAMENTO	CA 95816-5500	USA		ORDINARY SHARES OF 2.5P	1370	31-Oct-03
3431842	MISS	KHIN	THIDA	429 BLUEBIRD DRIVE	RUSSELL	KENTUCKY 41169	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4888325	MR	CHARLES GEOFFREY	THOMPSON	2795 BOLINGBROKE AVENUE	TROY	MICHIGAN 48084	USA		ORDINARY SHARES OF 2.5P	233	31-Oct-03
2194452	MR	HAMISH	THOMSON	1208 CLAIRE COURT NW	ALBERQUERQUE	NM 87104	USA		ORDINARY SHARES OF 2.5P	140	31-Oct-03
3692523	MR	JAMES BARRY	THOMSON	1527 PEREGRINE POINT DRIVE	SARASUTA	FLORIDA 34231	USA		ORDINARY SHARES OF 2.5P	785	31-Oct-03
4778055	MR	WARREN	TIMMERMAN	10764 HIGHWAY 141	MANNING	IA 51455-8688	USA		ORDINARY SHARES OF 2.5P	2407	31-Oct-03
3797489		JANET STEIN	TIMMS	4314 BACHMAN DRIVE	SCHNECKSVILLE	PA 18078	USA		ORDINARY SHARES OF 2.5P	43	31-Oct-03

1666158 MR	IRADJ	TODD	2222 AVE OF THE STARS	APT 1701E	LOS ANGELES	CA 90067		ORDINARY SHARES OF 2.5P	97	31-Oct-03
1197901 MRS	JULIE ANN	TOOMS	19706 IVORY BROOK DRIVE	HOUSTON	TEXAS 77094	USA		ORDINARY SHARES OF 2.5P	106	31-Oct-03
1197899 MR	PAUL JONATHAN	TOOMS	19706 IVORY BROOK DRIVE	HOUSTON	TEXAS 77094	USA		ORDINARY SHARES OF 2.5P	106	31-Oct-03
5086342 MRS	LEONG	TUNG	1712 EDWARD CIRCLE	BOOTHWYN	PA19061	USA		ORDINARY SHARES OF 2.5P	250	31-Oct-03
1314915 MRS	KARIN	TURNBULL	12529 PICRUS STREET	SAN DIEGO	CA 92129	USA		ORDINARY SHARES OF 2.5P	175	31-Oct-03
3536251 MR	MALCOLM GLENN	TURNER	1437 DARTMOUTH LANE	DEERFIELD	I L 60015	USA		ORDINARY SHARES OF 2.5P	109	31-Oct-03
843726 MRS	RICHARD	UYTDEWILLIGEN	1232 GOLFSIDE DRIVE	WINTER PARK	FLORIDA 32792	U S A		ORDINARY SHARES OF 2.5P	119	31-Oct-03
1296224 MR	JOHN	VEITCH	629 CASHEW COURT	BRENTWOOD	CA 94513	USA		ORDINARY SHARES OF 2.5P	139	31-Oct-03
0129623A MRS	LONNIE	VEITCH	629 CASHEW COURT	BRENTWOOD	CA 94513	USA		ORDINARY SHARES OF 2.5P	139	31-Oct-03
2544754 MRS	VALERIE	WADE	1954 JOSEPH DRIVE	MORAGA	CA 94556	U S A		ORDINARY SHARES OF 2.5P	88	31-Oct-03
93575 MR	ANTHONY	WALTON	230 PARK AVENUE	SUITE 1463	NEW YORK	NY 10169		ORDINARY SHARES OF 2.5P	3000	31-Oct-03
1235307 MRS	ELIZABETH MARY	WATSON	2 NORMANDY COURT	BINGHAMPTON	NY 13903-1316	USA		ORDINARY SHARES OF 2.5P	265	31-Oct-03
1263745 MRS	JACQUELINE	MITCHELL-WEBB	697 BALMORAL ROAD	WINTER PARK	FLORIDA 32789	USA		ORDINARY SHARES OF 2.5P	112	31-Oct-03
4778183 MR	WILLIAM FLOYD	WEBB	6110 SPRUCE FOREST	HOUSTON	TX 77092-2348	USA		ORDINARY SHARES OF 2.5P	684	31-Oct-03
0269944A MR	ROBERT JOSEPH	WEIHMANN	C/O REEVES WIRELINE	PO BOX 307	BROUSSARD	LA 70518		ORDINARY SHARES OF 2.5P	101	31-Oct-03
1312999 MR	THOMAS MCGREGOR	WILKIE	664 MACARTHUR DRIVE	COLMA	CALIFORNIA 94015	U S A		ORDINARY SHARES OF 2.5P	160	31-Oct-03
0509942A MR	PETER JOHN	WILKINSON	935 NORTH HOLLISTON AVENUE	PASADENA	CALIFORNIA 91104	U S A		ORDINARY SHARES OF 2.5P	33	31-Oct-03
4099973 MR	STEVEN	WILKINSON	2814 YORKVIEW COURT	THE ENCLAVE AT WILLOWMERE	CHARLOTTE NC		28270	ORDINARY SHARES OF 2.5P	140	31-Oct-03
3364413 MR	MICHAEL VICTOR	WILLETT	607 16TH STREET	HUNTINGTON BEACH	CALIFORNIA 92648	UNITED STATES OF AMERICA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
5036808 PROF	SIMON JOHN CYNAN	WILLIAMS	668 CAMINO	CAMPANA	SANTA BARBARA	CA93111-145		ORDINARY SHARES OF 2.5P	175	31-Oct-03
3550732 MR	JOHN ARTHUR	WILLS	11032 ACALANES DRIVE	SOBRANTE PARK	OAKLAND	CA 94603-3612		ORDINARY SHARES OF 2.5P	88	31-Oct-03
1676985 MRS	GABRIELLE ANNE	WILLSON	209 JOSEPH POND LANE	APEX	NC 27502	USA		ORDINARY SHARES OF 2.5P	89	31-Oct-03
0167697A MRS	GABRIELLE ANNE	WILLSON	209 JOSEPH POND LANE	APEX	NC 27502	USA		ORDINARY SHARES OF 2.5P	89	31-Oct-03
1676990 MR	MICHAEL CHARLES	WILLSON	209 JOSEPH POND LANE	APEX	NC 27502	USA		ORDINARY SHARES OF 2.5P	89	31-Oct-03
1380549 MRS	HEATHER	WILSON	1131 FARRINGTON DRIVE	LA HABRA	CALIFORNIA	CA 90631		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4777259			BOX 771158	LAKEWOOD	OH 44107-0049	USA		ORDINARY SHARES OF 2.5P	690	31-Oct-03
4747474 MRS	AMANDA JANE	WRIGHT	5344 ROSALIA WAY	LAKE OSWEGO	ORGEON 97035 U S A			ORDINARY SHARES OF 2.5P	793	31-Oct-03
925840 MRS	BARBARA	WRIGHT	1585 ELK FOREST ROAD	ELKTON	MARYLAND		21921	ORDINARY SHARES OF 2.5P	128	31-Oct-03
0474748A MR	MATTHEW REGINALD	WRIGHT	5344 ROSALIA WAY	LAKE OSWEGO	OREGON 97035 U S A			ORDINARY SHARES OF 2.5P	1191	31-Oct-03
4943097 MR	WILLIAM DOUGLAS	WRIGHT	19456 RIVER RUN	LAKE OSWEGO	OREGON	OR97034		ORDINARY SHARES OF 2.5P	702	31-Oct-03
4913163 MR	NORMAN	YARWOOD	10 NORTH MEADOWMIST CIRCLE	THE WOODLANDS	TEXAS		77381	ORDINARY SHARES OF 2.5P	115	31-Oct-03
4994117 MR	MALCOIM ERNEST	YEWDALL	6030 CHARDONNAY LANE	303 NAPLES	FLORIDA	FL 34119		ORDINARY SHARES OF 2.5P	803	31-Oct-03
416708 MISS	CAROLE ANNE HELEN	YOUNG	PO BOX 1080	DILLON	COLORADO 80435	USA		ORDINARY SHARES OF 2.5P	114	31-Oct-03
1897237 MR	REGINALD GORDON	YOUNG	135 SAYRE DRIVE	PRINCETON	NEW JERSEY 08540	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03
4777060 MS	MILDRED JOYCE	ZACHOW	2875 MAPLE VISTA LN	LAWRENCEVILLE	GA 30044-6710	USA		ORDINARY SHARES OF 2.5P	11	31-Oct-03
3454845 MR	HUAIYU	ZHU	34267 RED CEDAR LANE	UNION CITY	CA 94587	USA		ORDINARY SHARES OF 2.5P	88	31-Oct-03